The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-106606

PRELIMINARY PROSPECTUS SUPPLEMENT	SUBJECT TO COMPLETION	September 4, 2007
(To Prospectus Dated August 12, 2004)

10,000,000 Shares

Common Stock

We are offering for sale 10,000,000 shares of our common stock, par value $0.01 per share. Our common stock is listed on the New York Stock Exchange under the symbol “MFA.” On August 31, 2007, the last reported sale price of our common stock on the New York Stock Exchange was $7.75 per share.

Investing in our common stock involves certain risks. Before buying any shares, you should read the discussion of material risks of investing in our common stock under the caption “Risk Factors” beginning on page 5 of our annual report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference into the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 1,500,000 shares from us at the public offering price, less underwriting discounts and commissions payable by us within 30 days from the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $      , and the total proceeds, before expenses, to us will be $     .

The underwriters are offering the shares of our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about September   , 2007.

Joint Book-Running Managers

UBS Investment Bank Deutsche Bank Securities	JMP Securities

Bear, Stearns & Co. Inc.

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated therein by reference is accurate only as of its respective date or dates or on the date or dates which are specified in these documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

Prospectus

S-i

Forward-looking statements

This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (or the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (or the Exchange Act). When used, statements which are not historical in nature, including those containing words such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” and similar expressions, are intended to identify forward-looking statements and, as such, may involve known and unknown risks, uncertainties and assumptions.

These forward-looking statements are subject to various risks and uncertainties, including, but not limited to, those relating to:

➢	changes in interest rates and the market value of our mortgage-backed securities (or MBS);

➢	changes in the prepayment rates on the mortgage loans securing our MBS;

➢	our ability to use borrowings to finance our assets;

➢	changes in government regulations affecting our business;

➢	our ability to maintain our qualification as a REIT for federal income tax purposes; and

➢	risks associated with investing in real estate assets, including changes in business conditions and the general economy.

These and other risks, uncertainties and factors, including those identified in our annual report on Form 10-K for the fiscal year ended December 31, 2006, could cause our actual results to differ materially from those projected in any forward-looking statements we make. All forward-looking statements speak only as of the date they are made and we do not undertake, and specifically disclaim, any obligation to update or revise any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

S-ii

Prospectus supplement summary

The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus supplement and the accompanying prospectus or incorporated by reference into the accompanying prospectus. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information which is incorporated by reference into the accompanying prospectus, in their entireties. You should carefully consider the risks identified in our annual report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference into the accompanying prospectus, before making an investment decision to purchase shares of our common stock. All references to “we,” “our,” “us” or “the company” in this prospectus supplement and the accompanying prospectus mean MFA Mortgage Investments, Inc. Unless otherwise specified, the information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option described herein under “Underwriting.”

THE COMPANY

Our business

We are a self-advised real estate investment trust (or REIT) primarily engaged in the business of investing, on a leveraged basis, in hybrid and adjustable-rate mortgage-backed securities (or MBS) which are primarily secured by pools of hybrid and adjustable-rate mortgage loans (or ARMs) on single family residences. At June 30, 2007, we had total assets of approximately $7.123 billion. Of these assets, 99% consisted of MBS issued or guaranteed by a federally chartered corporation, such as Fannie Mae or Freddie Mac, or an agency of the U.S. government, such as Ginnie Mae (or, collectively, Agency MBS), non-Agency MBS rated AAA by at least one nationally recognized rating agency (or AAA rated MBS), MBS-related receivables and cash.

Investment strategy

We are primarily engaged in the business of investing in Agency MBS and other high quality MBS. Our operating policies require that at least 50% of our investment portfolio consist of hybrid or adjustable-rate MBS that are either (i) Agency MBS or (ii) rated in one of the two highest rating categories by at least one nationally recognized rating agency. The remainder of our assets may consist of direct or indirect investments in: (i) other types of MBS; (ii) residential mortgage loans; (iii) collateralized debt obligations and other related securities; (iv) real estate; (v) securities issued by REITs, limited partnerships and closed-end funds; (vi) high-yield corporate securities and other fixed income instruments (corporate or government); and (vii) other types of assets approved by our board of directors (or the board) or a committee thereof. At June 30, 2007, 87% of our MBS portfolio (or approximately $6.084 billion) was comprised of Agency MBS, 13% (or approximately $898 million) was comprised of AAA rated MBS and less than 1% (or approximately $12 million) was comprised of non-Agency MBS rated below AAA or not rated.

The ARMs collateralizing our MBS are comprised of hybrid mortgage loans, which have interest rates that are fixed for a specified period (typically three to ten years) and, thereafter, generally adjust annually to an increment over a specified interest rate index, and, to a lesser extent, adjustable-rate mortgage loans, which have interest rates that generally adjust annually (although some may adjust more frequently) to an increment over a specified interest rate index. Interest rates on the ARMs collateralizing our MBS are based on specific index rates, such as the one-year constant maturity treasury (or CMT) rate, the London Interbank Offered Rate (or LIBOR), the Federal Reserve U.S. 12-month cumulative average one-year CMT (or MTA) or the 11th District Cost of Funds Index (or COFI). At June 30, 2007, we had (i) approximately $5.049 billion of MBS in our portfolio that were acquired during 2006 and 2007, which had an average yield during the quarter of 5.7%, (ii) approximately $485 million of MBS, indexed to MTA, that were acquired prior to 2006, which had an average yield during the quarter of approximately 5.4%, and (iii) approximately $1.403 billion of MBS, indexed to CMT, LIBOR and COFI, that were acquired prior to 2006, which had an average yield during the quarter of approximately 4.4%. In addition, the ARMs collateralizing our MBS typically have interim and lifetime caps on interest rate adjustments.

Because the coupons earned on hybrid or adjustable-rate MBS adjust as interest rates change, typically after a fixed-rate period, the market values of these assets are generally less sensitive to changes in interest rates than are fixed-rate MBS. In order to mitigate our interest rate risks, our strategy is to maintain a substantial majority of our portfolio in hybrid and adjustable-rate MBS. At June 30, 2007, hybrid and adjustable-rate MBS comprised 98% of our total assets and 100% of our total MBS portfolio. The ability of hybrid and adjustable-rate MBS to reset based on changes in interest rates helps to mitigate interest rate risk more effectively over a longer time period than over the short term; however, interest rate risk is not entirely eliminated.

Financing strategy

Our financing strategy is designed to increase the size of our MBS portfolio by borrowing against a substantial portion of the market value of the MBS in our portfolio. We typically utilize repurchase agreements to finance the acquisition of our MBS and, in certain cases, enter into interest rate swap agreements (or Swaps) to hedge the interest rate risk associated with these repurchase agreements. At June 30, 2007, we had $6.379 billion outstanding under repurchase agreements, a portion of which were hedged with Swaps having a notional amount of $2.954 billion. At June 30, 2007, our debt-to-equity ratio was 9.1 to 1.

Repurchase agreements are financings (i.e., borrowings) under which we pledge our MBS as collateral to secure loans with repurchase agreement counterparties (i.e., lenders). The amount borrowed under a repurchase agreement is limited to a specified percentage of the estimated market value of the pledged collateral. The portion of the pledged collateral held by the lender is the margin requirement for that borrowing. Repurchase agreements take the form of a sale of the pledged collateral to a lender at an agreed upon price in return for such lender’s simultaneous agreement to resell the same securities back to the borrower at a future date (i.e., the maturity of the borrowing) at a higher price. The difference between the sale price and repurchase price is the cost, or interest expense, of borrowing under a repurchase agreement. Our cost of borrowings under repurchase agreements generally corresponds to LIBOR plus or minus a margin, although such agreements may not expressly incorporate a LIBOR index. Under our repurchase agreements, we retain beneficial ownership of the pledged collateral, while the lender maintains custody of such collateral. At the maturity of a repurchase agreement, we are required to repay the loan and concurrently receive back our pledged collateral or, with the consent of the lender, we may renew such agreement at the then prevailing market interest rate. Under our repurchase agreements, a lender may require that we pledge additional assets to such lender (i.e., by initiating a margin call) in the event the estimated fair value of our existing pledged collateral declines below a specified percentage during the term of the borrowing. Our pledged collateral fluctuates in value due to, among other things, principal repayments, changes in the interest rate differential on MBS relative to Treasury Securities or Swaps and market changes in interest rates. By maintaining low leverage, we are better able to respond to potential increases in margin requirements. To date, we have satisfied all of our margin calls.

In order to reduce our exposure to counterparty-related risk, we enter into repurchase agreements only with financial institutions that have a long-term debt rating of, or, to the extent applicable, have a holding or parent company with a long-term debt rating of, single A or better as determined by one of the rating agencies (or Qualifying Institutions). If this minimum criterion is not met, we will not enter into repurchase agreements with a lender without the specific approval of the board. In the event an existing lender’s or, if applicable, its holding or parent company’s rating is downgraded below single A, we will seek the approval of the board before entering into additional repurchase agreements with that lender. We generally seek to diversify our exposure by entering into repurchase agreements with at least four separate lenders with a maximum loan from any lender of no more than three times our stockholders’ equity. At June 30, 2007, we had amounts outstanding under repurchase agreements with 15 separate lenders, with a maximum net exposure (the difference between the amount loaned to us, including interest due on such loans, and the estimated fair value of the security pledged by us as collateral) to any single lender of $61 million.

We may enter into derivative financial instruments to hedge against increases in interest rates on a portion of our anticipated LIBOR-based repurchase agreements. To date, our derivative financial instruments have consisted of Swaps and interest rate cap agreements (or Caps). Our Swaps are used to lock-in fixed interest rates, over the term of the Swap, related to a portion of our current and anticipated 30-day term repurchase agreements. A Cap is an agreement whereby we, as the purchaser, pay a fee in exchange for the right to receive payments equal to the principal (i.e., notional amount) times the difference between a specified interest rate and a future interest rate during a defined “active” period of time. In order to limit credit risk associated with the counterparties to derivative financial instruments, our policy is to enter into derivative contracts with Qualifying Institutions. At June 30, 2007, we were a party to 74 fixed-pay Swaps with an aggregate notional amount of $2.954 billion and had no Caps outstanding. We do not anticipate entering into derivatives for speculative or trading purposes.

We indirectly own one multi-family apartment property, that we acquired in 2001, which is subject to a long-term fixed-rate mortgage loan. The mortgage collateralized by this property is non-recourse, subject to customary non-recourse exceptions, which generally means that the lender’s final source of repayment in the event of default is foreclosure of the property. At June 30, 2007, the mortgage secured by this multi-family apartment property was approximately $10 million.

Advisory business

We provide, through wholly-owned subsidiaries, investment advisory services to third-party institutions with respect to their MBS portfolio investments and, as of June 30, 2007, had approximately $332 million of assets under management. We may grow our third-party advisory business over time.

Recent developments

During 2007, concerns about increased subprime mortgage delinquencies led investors to question the underlying risk and value of certain subprime and related collateralized debt obligation (or CDOs) securities across the ratings spectrum. This uncertainty has spread to impact investors’ risk assessment of a wide range of MBS and CDOs. In the third quarter, this has significantly impacted issuers of asset-backed commercial paper (or ABCP), which has an estimated market size of approximately $1 trillion, as money market funds and other investors have curtailed their investment in certain types of ABCP due to continuing concerns about underlying asset value and future liquidity. As a result of certain issuers being unable to place (or roll) these types of ABCP, there has been a significant increase in the forced sales of MBS and other securities which has further negatively impacted the market value of these assets. As a result, continuing concerns about the ABCP market and its participants and commitments to leveraged private equity transactions have caused many investment banks and other lenders to be more cautious in providing financing through repurchase agreements and have impacted the amount, term and margin requirements associated with these types of financings.

In light of recent events, during the third quarter of 2007, we selectively sold approximately $650 million of Agency and AAA rated MBS at a loss of approximately $22 million, with approximately $12 million of such net loss previously reflected in the carrying value of these assets at June 30, 2007. As a result of these sales, we were able to (i) decrease the size of our non-Agency MBS portfolio by approximately one-third (approximately $280 million) and (ii) positively impact the spreads earned on our MBS portfolio and future earnings by disposing of lower-yielding Agency MBS acquired prior to 2006 that were negatively impacting our net interest income. Specifically, the Agency MBS that were sold generated an average yield of approximately 4.3% during the second quarter of 2007 and had coupons that were not scheduled to reset during the 12 months following their sales. In addition, during the third quarter of 2007, we acquired approximately $313 million of Agency MBS. These transactions increased our concentration in Agency MBS, positively impacted our portfolio yield and allowed us to decrease the amount of borrowings under our repurchase agreements.

On August 24, 2007, we declared a dividend of $0.53125 per share on our 8.50% Series A Cumulative Redeemable Preferred Stock (or Series A Preferred Stock) for the third quarter of 2007. This dividend will be paid on September 28, 2007 to preferred stockholders of record as of September 4, 2007.

Risk factors

An investment in our common stock involves risks. You should carefully consider the risks referred to in the section of this prospectus supplement entitled “Forward-Looking Statements” and the matters described under “Risk Factors” in our annual report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference into the accompanying prospectus.

Compliance with REIT requirements and Investment Company Act of 1940

We have elected to be treated as a REIT for U.S. federal income tax purposes. In order to maintain our qualification as a REIT, we must comply with a number of requirements under U.S. federal income tax law that are discussed under “Material U.S. Federal Income Tax Considerations” in this prospectus supplement. If we fail to maintain our qualification as a REIT, we would be subject to U.S. federal income tax, which could have an adverse impact on our business. In addition, we at all times intend to conduct our business so as to maintain our exempt status under, and not to become regulated as an investment company for purposes of, the Investment Company Act of 1940, as amended. If we fail to maintain our exempt status under the Investment Company Act of 1940, we would be unable to conduct our business as described in this prospectus supplement and the accompanying prospectus. See “Risk Factors—Loss of our Investment Company Act exemption would adversely affect us” in our annual report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference into the accompanying prospectus.

General information

We were incorporated on July 24, 1997 under Maryland law. Our principal executive offices are located at 350 Park Avenue, 21st Floor, New York, New York 10022. Our telephone number is (212) 207-6400. Our common stock and Series A Preferred Stock are listed on the NYSE under the symbols “MFA” and “MFA PrA,” respectively. We maintain a website at www.mfa-reit.com. Information contained on our website is not, and should not be interpreted to be, part of this prospectus supplement or the accompanying prospectus.

The offering

Common stock we are offering	10,000,000 shares.

Common stock to be outstanding after this offering(1)(2)	93,936,712 shares.

Use of proceeds after expenses	We intend to use the net proceeds from this offering to acquire additional high quality MBS, on a leveraged basis, consistent with our investment policy and for working capital, which may include, among other things, the repayment of our repurchase agreements.

NYSE symbol	MFA

(1)	The number of shares of our common stock outstanding immediately after the closing of this offering is based on 83,936,712 shares of our common stock outstanding as of August 31, 2007.

(2)	The number of shares of our common stock outstanding immediately after this offering excludes 962,000 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2007 under our 2004 Equity Compensation Plan.

Price range of common stock and distributions

Our common stock began trading on the New York Stock Exchange on April 10, 1998 under the symbol “MFA.” The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock and the cash dividends declared per share of our common stock.

	Sales price		Cash dividend
	per share		declared
	High	Low	per share

2007
Second Quarter	$8.06	$6.90	$0.09
First Quarter	7.87	6.75	0.08
2006
Fourth Quarter	$8.12	$7.20	$0.06
Third Quarter	7.49	6.53	0.05
Second Quarter	7.08	5.95	0.05
First Quarter	6.90	5.65	0.05

We pay cash dividends on a quarterly basis. We intend to continue to pay dividends on our common stock in an amount equal to at least 90% of our taxable income before deductions of dividends paid and excluding net capital gains in order to maintain our status as a REIT for federal income tax purposes. Dividends will be declared and paid at the discretion of the board and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as the board may deem relevant from time to time. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected for the reasons described under “Risk Factors” of our annual report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference into the accompanying prospectus.

Use of proceeds

We expect to receive approximately $      million in net proceeds from the sale of the shares of our common stock in this offering (approximately $      million if the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and commissions and the estimated expenses of this offering payable by us.

We intend to use the net proceeds from this offering to acquire additional high quality MBS, on a leveraged basis, consistent with our investment policy and for working capital, which may include, among other things, the repayment of our repurchase agreements.

Capitalization

The following table presents our capitalization as of June 30, 2007:

➢	on an actual basis; and

➢	on an as adjusted basis giving effect to the sale of 10,000,000 shares of common stock in this offering at $ per share.

The information set forth in the following table should be read in conjunction with, and is qualified in its entirety by, the financial statements and the notes thereto and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our annual report on Form 10-K for the fiscal year ended December 31, 2006, and our quarterly report on Form 10-Q for the quarter ended June 30, 2007, which are incorporated by reference into the accompanying prospectus.

	As of June 30, 2007
	Actual	As adjusted

	(unaudited)
	(amounts in thousands,
	except per share data)

Stockholders’ Equity:
Preferred stock, $.01 par value; series A 8.50% cumulative redeemable; 5,000 shares authorized; 3,840 shares ($96,000 aggregate liquidation preference) issued and outstanding on an actual and as adjusted basis	$38	$
Common stock, $.01 par value; 370,000 shares authorized; 82,937 issued and outstanding (actual) and shares issued and outstanding (as adjusted)(1)	829
Excess stock, $.01 par value; 125,000 shares authorized; no shares issued and outstanding on an actual and as adjusted basis	—		—
Additional paid-in capital, in excess of par	793,308
Accumulated deficit	(59,249)
Accumulated other comprehensive loss	(30,623)

Total Stockholders’ Equity	$704,303	$

(1)	Excludes (i) 1,000,000 shares of common stock issued after June 30, 2007 in at-the-market transactions through our controlled equity offering program, raising aggregate net proceeds of approximately $7.5 million, (ii) 4,104 shares of common stock issued after June 30, 2007, through our Discount Waiver, Direct Stock Purchase and Dividend Reinvestment Plan, raising aggregate net proceeds of approximately $28,700, and (iii) up to an additional 1,500,000 shares of common stock issuable upon the underwriters’ exercise of their option to purchase additional shares.

Selected financial data

The selected financial data set forth below is derived from our unaudited financial statements for the six months ended June 30, 2007 and 2006 and from our audited financial statements for the years ended December 31, 2006, 2005 and 2004. Our unaudited interim results, in the opinion of our management, reflect all adjustments (consisting solely of normal recurring adjustments) which are necessary to present fairly the results of our operations for the unaudited interim periods. Our unaudited interim results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2007. The following selected financial data should be read in conjunction with the more detailed information contained in our financial statements and the notes thereto and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our annual report on Form 10-K for the fiscal year ended December 31, 2006 and our quarterly report on Form 10-Q for the quarter ended June 30, 2007, which are incorporated by reference into the accompanying prospectus.

	For the six months
	ended June 30,		For the years ended December 31,
	2007	2006	2006	2005	2004

	(unaudited)
	(amounts in thousands, except per share data)

Operating data:
Interest income on investment securities	$174,739	$98,974	$216,871	$235,798	$174,957
Interest income on short-term cash investments	1,082	1,206	2,321	2,921	807
Interest expense on repurchase agreements	(150,608)	(81,603)	(181,922)	(183,833)	(88,888)
Net interest income	25,213	18,577	37,270	54,886	86,876
Revenue from operations of real estate	826	770	1,556	1,460	1,480
Net (loss) gain on sale of securities(1)	(113)	(23,149)	(23,113)	(18,354)	371
Other-than-temporary impairment on securities(1)	—	—	—	(20,720)	—
Other income (loss)(2)	400	444	708	351	195
Operating and other expenses	(6,298)	(5,984)	(11,185)	(10,829)	(10,622)
Income (loss) from continuing operations	20,028	(9,342)	5,236	6,794	78,300
Discontinued operations, net	—	4,572	3,522	(86)	(227)
Net income (loss) before Series A Preferred Stock dividends	$20,028	$(4,770)	$8,758	$6,708	$78,073
Series A Preferred Stock dividends	$4,080	$4,080	$8,160	$8,160	$3,576
Net income (loss) available to common stockholders	$15,948	$(8,850)	$598	$(1,452)	$74,497
Net income (loss) per share from continuing operations—basic and diluted	$0.20	$(0.17)	$(0.03)	$(0.02)	$0.98

Selected financial data

	For the six months
	ended June 30,		For the years ended December 31,
	2007	2006	2006	2005	2004

	(unaudited)
	(amounts in thousands, except per share data)

Net income per share from discontinued operations—basic and diluted	$—	$0.06	$0.04	$—	$—
Net income per share—basic and diluted	$0.20	$(0.11)	$0.01	$(0.02)	$0.98
Dividends declared per share of common stock(3)	$0.08	$0.05	$0.21	$0.41	$0.96
Dividends declared per share of Series A Preferred Stock	$1.063	$1.063	$2.125	$2.125	$1.440	(4)

	As of June 30,		As of December 31,
	2007	2006	2006	2005	2004

	(unaudited)
	(amounts in thousands, except per share data)

Balance sheet data:
MBS	$6,994,244	$3,430,834	$6,340,668	$5,714,906	$6,777,574
Cash and cash equivalents	54,329	54,879	47,200	64,301	68,341
Total assets	7,122,826	3,535,931	6,443,967	5,846,917	6,913,684
Repurchase agreements	6,379,485	2,835,200	5,722,711	5,099,532	6,113,032
Total stockholders’ equity	704,303	656,981	678,558	661,102	728,834

(1)	During the first six months of 2006, we sold approximately $1.844 billion of MBS, realizing net losses of $23.1 million, comprised of gross losses of $25.2 million and gross gains of $2.1 million. During 2005, we sold approximately $564.8 million of MBS, which resulted in an $18.4 million loss on sale, and took an impairment charge of $20.7 million against certain MBS with an amortized cost of $842.2 million.

(2)	Excludes results of operations for real estate sold, which has been reclassified to discontinued operations for each of the prior periods presented.

(3)	On July 2, 2007, we declared our 2007 second quarter common stock dividend of $0.09 per share, which was paid on July 31, 2007, to stockholders of record on July 13, 2007.

(4)	Reflects dividends per share declared on our Series A Preferred Stock from April 27, 2004, through December 31, 2004.

Material U.S. federal income tax considerations

The following discussion replaces the discussion contained in the accompanying prospectus under “Material Federal Income Tax Considerations” in its entirety. The following is a summary of the material U.S. federal income tax considerations relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our common stock. For purposes of this section, references to “we,” “our,” “us” or “the company” mean only MFA Mortgage Investments, Inc. and not our subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Internal Revenue Code, the regulations promulgated by the U.S. Treasury Department, (or the Treasury regulation), current administrative interpretations and practices of the Internal Revenue Service (or IRS) (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. The summary is also based upon the assumption that the operation of the company, and of its subsidiaries and other lower-tier and affiliated entities, will, in each case, be in accordance with its applicable organizational documents. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular stockholder in light of its investment or tax circumstances or to stockholders subject to special tax rules, such as:

➢	U.S. expatriates;

➢	persons who mark-to-market our common stock;

➢	subchapter S corporations;

➢	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;

➢	financial institutions;

➢	insurance companies;

➢	broker-dealers;

➢	regulated investment companies (or RICs);

➢	trusts and estates;

➢	holders who receive our common stock through the exercise of employee stock options or otherwise as compensation;

➢	persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

➢	persons subject to the alternative minimum tax provisions of the Internal Revenue Code;

➢	persons holding their interest through a partnership or similar pass-through entity;

➢	persons holding a 10% or more (by vote or value) beneficial interest in us; and, except to the extent discussed below:

➢	tax-exempt organizations; and

➢	non-U.S. stockholders (as defined below).

This summary assumes that stockholders will hold our common stock as capital assets, which generally means as property held for investment.

Material U.S. federal income tax considerations

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR COMMON STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR COMMON STOCK TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON STOCK.

TAXATION OF THE COMPANY—GENERAL

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1998. We believe that we have been organized and operated in a manner that allows us to qualify for taxation as a REIT under the Internal Revenue Code, and we intend to continue to be organized and operate in such a manner.

In the opinion of Clifford Chance US LLP, our counsel, commencing with our taxable year ended December 31, 1998, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and our proposed method of operation will enable us to continue to so qualify. Clifford Chance US LLP’s opinion relies, with respect to all taxable periods beginning prior to January 1, 2002, solely on an opinion issued by Kutak Rock LLP, which previously served as our counsel. It must be emphasized that Clifford Chance US LLP’s opinion is based and conditioned upon certain assumptions and representations made by us as to factual matters (including our representations concerning our income and properties and the past, present, and future conduct of our business operations as set forth in this prospectus supplement and factual certificates provided by our management). The opinion is expressed as of the date of this prospectus supplement and Clifford Chance US LLP has no obligation to advise of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. Moreover, our qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various requirements imposed under the Internal Revenue Code as discussed below, the results of which will not be reviewed by Clifford Chance US LLP. Accordingly, no assurance can be given that the actual results of our operation for any one taxable year have satisfied or will satisfy such requirements. See “—Failure to Qualify.” An opinion of counsel is not binding on the IRS, and no assurance can be given that the IRS will not challenge our qualification as a REIT.

TAXATION OF REITs IN GENERAL

As indicated above, qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Internal Revenue Code. The material qualification requirements are summarized below, under “—Requirements for Qualification as a REIT.” While we believe that we have operated and intend to continue to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification as a REIT or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and, therefore, will not be subject to U.S. federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that results generally from investment in a corporation. Rather,

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income generated by a REIT generally is taxed only at the stockholder level, upon a distribution of dividends by the REIT.

For tax years through 2010, stockholders who are individual U.S. stockholders (as defined below) are generally taxed on corporate dividends at a maximum rate of 15% (the same as long-term capital gains), thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends. With limited exceptions, however, dividends received by individual U.S. stockholders from us or from other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income, which will be as high as 35% through 2010.

Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items, such as capital gains, recognized by REITs. See “—Taxation of Taxable U.S. Stockholders.”

Even if we qualify for taxation as a REIT, however, we will be subject to U.S. federal income taxation as follows:

➢	We will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

➢	We may be subject to the “alternative minimum tax” on our items of tax preference, if any.

➢	If we have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property” below.

➢	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” we may thereby avoid (a) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (b) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

➢	If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (a) the greater of (1) the amount by which we fail the 75% gross income test or (2) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (b) a fraction intended to reflect our profitability.

➢	If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset tests that do not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 35%) of the net income generated by the nonqualifying assets during the period in which we failed to satisfy the asset tests.

➢	If we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

➢	If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods (or the required distribution), we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (1) the amounts actually

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distributed (taking into account excess distributions from prior years), plus (2) retained amounts on which income tax is paid at the corporate level.

➢	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in “—Requirements for Qualification as a REIT.”

➢	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us and any taxable REIT subsidiaries (or TRSs) we may own if and to the extent that the IRS successfully adjusts the reported amounts of these items.

➢	If we acquire appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, we will be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the 10-year period following their acquisition from the non-REIT corporation. The results described in this paragraph assume that the non-REIT corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us.

➢	We will generally be subject to tax on the portion of any excess inclusion income derived from an investment in residual interests in real estate mortgage investment conduits (or REMICs) to the extent our stock is held by specified tax-exempt organizations not subject to tax on unrelated business taxable income. To the extent that we own a REMIC residual interest through a TRS, we will not be subject to this tax. For a discussion of excess inclusion income, see “—Excess Inclusion Income.”

➢	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in our common stock.

➢	We may have subsidiaries or own interests in other lower-tier entities that are subchapter C corporations, the earnings of which could be subject to U.S. federal corporate income tax.

In addition, we may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local, and foreign income, franchise property and other taxes. We could also be subject to tax in situations and on transactions not presently contemplated.

REQUIREMENTS FOR QUALIFICATION AS A REIT

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) that would be taxable as a domestic corporation but for the special Internal Revenue Code provisions applicable to REITs;

(4) that is neither a financial institution nor an insurance company subject to specific provisions of the Internal Revenue Code;

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(5) the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

(6) in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Internal Revenue Code to include specified entities);

(7) which meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions; and

(8) that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

The Internal Revenue Code provides that conditions (1) through (4) must be met during the entire year. Conditions (5) and (6) do not apply to the first taxable year for which an election is made to be taxed as a REIT.

We believe that we currently satisfy conditions (1) through (8) above. In addition, our Charter provides for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the share ownership requirements described in (5) and (6) above. To maintain compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock, in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by us). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure by us to comply with these record-keeping requirements could subject us to monetary penalties. If we satisfy these requirements and have no reason to know that condition (6) is not satisfied, we will be deemed to have satisfied such condition. A stockholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We satisfy this requirement.

EFFECT OF SUBSIDIARY ENTITIES

Ownership of partnership interests

In the case of a REIT that is a partner in a partnership, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Internal Revenue Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets and items of income of partnerships in which we own an equity interest is treated as assets and items of income of our company for purposes of applying the REIT requirements described below. Consequently, to the extent that we directly or indirectly hold a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT, even though we may have no control or only limited influence over the partnership.

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Disregarded subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly-owned by a REIT, by other disregarded subsidiaries or by a combination of the two. Single member limited liability companies that are wholly-owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary ceases to be wholly-owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of us), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Gross Income Tests.”

Taxable REIT subsidiaries

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our stockholders. A TRS’s ability to derive income from lodging and health care related properties is subject to certain limitations under the Internal Revenue Code.

A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries or render commercially unfeasible (for example, activities that give rise to certain categories of income such as non-qualifying hedging income or inventory sales). If dividends are paid to us by one or more TRSs we may own then a portion of the dividends that we distribute to stockholders who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See “—Taxation of Taxable U.S. Stockholders” and “—Annual Distribution Requirements.”

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, a TRS may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants

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and/or the TRS, that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess.

We had made a TRS election with respect to our ownership interest in Retirement Centers Corporation (or RCC), which election was effective, for U.S. federal income tax purposes, as of March 30, 2002. During the time RCC was our TRS, we and RCC engaged in certain transactions pursuant to which RCC made interest and other payments to us. We believe that such transactions were entered into at arm’s length. However, no assurance can be given that any such payments would not result in the limitation on interest deductions or 100% excise tax provisions being applicable to us and RCC. We, together with RCC, revoked RCC’s election to be a TRS on January 2, 2003. As a result, effective January 2, 2003, RCC became a qualified REIT subsidiary.

GROSS INCOME TESTS

In order to maintain our qualification as a REIT, we annually must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gains from the disposition of shares of other REITs, interest income derived from mortgage loans secured by real property (including certain types of MBS), and gains from the sale of real estate assets, as well as income from certain kinds of temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

For purposes of the 75% and 95% gross income tests, a REIT is deemed to have earned a proportionate share of the income earned by any partnership, or any limited liability company treated as a partnership for U.S. federal income tax purposes, in which it owns an interest, which share is determined by reference to its capital interest in such entity, and is deemed to have earned the income earned by any qualified REIT subsidiary.

Interest income

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired the mortgage loan, the interest income will be apportioned between the real property and the other property, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (or a shared appreciation provision), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or us.

To the extent that we derive interest income from a loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not the net income or profits of any person. This

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limitation does not apply, however, to a mortgage loan where the borrower derives substantially all of its income from the property from the leasing of substantially all of its interest in the property to tenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had it been earned directly by us.

Any amount includible in our gross income with respect to a regular or residual interest in a REMIC generally is treated as interest on an obligation secured by a mortgage on real property. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if we held such assets), we will be treated as receiving directly our proportionate share of the income of the REMIC.

We believe that the interest, original issue discount, and market discount income that we receive from our mortgage related securities generally will be qualifying income for purposes of both gross income tests. However, to the extent that we own non-REMIC collateralized mortgage obligations or other debt instruments secured by mortgage loans (rather than by real property) or secured by non-real estate assets, or debt securities that are not secured by mortgages on real property or interests in real property, the interest income received with respect to such securities generally will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. In addition, the loan amount of a mortgage loan that we own may exceed the value of the real property securing the loan. In that case, a portion of the income from the loan will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

Dividend income

We may indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not under the 75% gross income test. Any dividends received by us from a REIT will be qualifying income in our hands for purposes of both the 95% and 75% gross income tests.

Hedging transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including Swaps, Caps, options, futures contracts, forward rate agreements or similar financial instruments. For our taxable years ended prior to January 1, 2005, to the extent that we entered into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income or gain from such hedging transactions should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. For taxable years commencing with our taxable year ended December 31, 2005, except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 95% gross income test (and will generally constitute non-qualifying income for purposes of the 75% gross income test). To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

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Rents from real property

To the extent that we own real property or interests therein, rents we receive qualify as “rents from real property” in satisfying the gross income tests described above, only if several conditions are met, including the following. If rent attributable to personal property leased in connection with real property is greater than 15% of the total rent received under any particular lease, then all of the rent attributable to such personal property will not qualify as rents from real property. The determination of whether an item of personal property constitutes real or personal property under the REIT provisions of the Internal Revenue Code is subject to both legal and factual considerations and is therefore subject to different interpretations.

In addition, in order for rents received by us to qualify as “rents from real property,” the rent must not be based in whole or in part on the income or profits of any person. However, an amount will not be excluded from rents from real property solely by being based on a fixed percentage or percentages of sales or if it is based on the net income of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the subtenants would qualify as rents from real property, if earned directly by us. Moreover, for rents received to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render certain services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from which we derive no income or through a TRS. We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide non-customary services to tenants of our properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the related rent.

Rental income will qualify as rents from real property only to the extent that we do not directly or constructively own, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant.

Failure to satisfy the gross income tests

We intend to monitor our sources of income, including any non-qualifying income received by us, so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Internal Revenue Code. These relief provisions will generally be available if the failure of our company to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury regulation. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

ASSET TESTS

We, at the close of each calendar quarter, must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real

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estate assets,” cash, cash items, U.S. government securities and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs and certain kinds of MBS and mortgage loans. Regular or residual interest in REMICs are generally treated as a real estate asset. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if we held such assets), we will be treated as owning our proportionate share of the assets of the REMIC. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below. Second, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our gross assets. Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by us may not exceed 20% of the value of our gross assets.

The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries. The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Internal Revenue Code, including but not limited to any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (a) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (b) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (c) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Internal Revenue Code and (iii) in the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our “controlled taxable REIT subsidiaries” as defined in the Internal Revenue Code, hold any securities of the corporate or partnership issuer which: (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, our interest as a partner in the partnership).

We currently own 100% of RCC. RCC elected to be taxed as a REIT for its taxable year ended December 31, 2001 and jointly elected, together with us, to be treated as a TRS effective as of March 30, 2002. On January 2, 2003, we, together with RCC, revoked RCC’s election to be treated as a TRS. As a result, effective January 2, 2003, RCC became a qualified REIT subsidiary. We believe that RCC met all of the requirements for taxation as a REIT with respect to its taxable year ended December 31, 2001 and as a TRS commencing as of March 30, 2002 through January 2, 2003; however, the sections of the Code that relate to qualification as a REIT are highly technical and complex and there are certain requirements that must be met in order for RCC to have qualified as a TRS effective March 30, 2002. Since RCC was and we believe has been subject to taxation as a REIT or a TRS, as the case may be, at the close of each quarter of our taxable years beginning with our taxable year ended December 31, 2001, until such time RCC became a qualified REIT subsidiary, we believe that our ownership interest in RCC did not cause us to fail to satisfy the 10% value test. In addition, we believe that we have at all times prior to October 1, 2002 owned less than 10% of the voting securities of RCC. No assurance, however, can be given that RCC in fact qualified as a REIT for its taxable year ended December 31, 2001 or as a TRS as of March 30, 2002, that the non-voting

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preferred stock of RCC owned by us would not be deemed to be “voting stock” for purposes of the asset tests or, as a result of any of the foregoing, that we have qualified or will continue to qualify as a REIT.

After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which our identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30-day cure period, by taking steps including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred) and paying a tax equal to the greater of $50,000 or the highest corporate income tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset test.

We expect that the assets and mortgage related securities that we own generally will be qualifying assets for purposes of the 75% asset test. We believe that our holdings of securities and other assets will be structured in a manner that will comply with the foregoing REIT asset requirements and intend to monitor compliance on an ongoing basis. Moreover, values of some assets may not be susceptible to a precise determination and are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests. Accordingly, there can be no assurance that the IRS will not contend that our interests in subsidiaries or in the securities of other issuers (including REIT issuers) cause a violation of the REIT asset tests.

In addition, we have entered into and we intend to continue to enter into repurchase agreements under which we nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. We believe that we have been and will continue to be treated for U.S. federal income tax purposes as the owner of the assets that are the subject of any such agreement notwithstanding that we may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the repurchase agreement, in which case we could fail to qualify as a REIT.

ANNUAL DISTRIBUTION REQUIREMENTS

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(a)  the sum of:

➢	90% of our “REIT taxable income” (computed without regard to our deduction for dividends paid and our net capital gains); and

➢	90% of the net income (after tax), if any, from foreclosure property (as described below); minus

(b)  the sum of specified items of non-cash income that exceeds a percentage of our income.

Material U.S. federal income tax considerations

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to stockholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each stockholder on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards our distribution requirement and to give rise to a tax deduction by us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit for their proportionate share of the tax paid by us. Our stockholders would then increase the adjusted basis of their stock in us by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.

It is possible that we, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (a) the actual receipt of cash and (b) the inclusion of items in income by us for U.S. federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable in-kind distributions of property.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

RECORDKEEPING REQUIREMENTS

We are required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist us in determining the actual ownership of our outstanding stock and maintaining our qualifications as a REIT.

Material U.S. federal income tax considerations

EXCESS INCLUSION INCOME

If we acquire a residual interest in a REMIC, we may realize excess inclusion income. If we are deemed to have issued debt obligations having two or more maturities, the payments on which correspond to payments on mortgage loans owned by us, such arrangement will be treated as a taxable mortgage pool for U.S. federal income tax purposes and, as a result, we may also realize excess inclusion income. If all or a portion of our company is treated as a taxable mortgage pool or we own a residual interest in a REMIC, our qualification as a REIT generally should not be impaired; however, a portion of our REIT taxable income may be characterized as excess inclusion income and allocated to our stockholders. Any excess inclusion income:

➢	could not be offset by net operating losses of a stockholder;

➢	in the case of a stockholder that is a REIT, a RIC, a common trust fund or other pass-through entity, would be considered excess inclusion income of such entity and such entity will be subject to tax at the highest corporate tax rate on any excess inclusion income allocated to their owners that are disqualified organizations;

➢	would be subject to tax as unrelated business taxable income to a tax-exempt holder;

➢	would be subject to the application of the U.S. federal income tax withholding (without reduction pursuant to any otherwise applicable income tax treaty) with respect to amounts allocable to non-U.S. stockholders; and

➢	would be taxable (at the highest corporate tax rates) to us, rather than our stockholders, to the extent allocable to our stock held in record name by disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations). Nominees or other broker/dealers who hold our stock on behalf of disqualified organizations are subject to this tax on the portion of our excess inclusion income allocable to the common stock held on behalf of disqualified organizations.

The manner in which excess inclusion income would be allocated among shares of different classes of stock is not clear under the current law. Tax-exempt investors, RIC or REIT investors, foreign investors, and taxpayers with net operating losses should consult with their tax advisors with respect to excessive inclusion income.

PROHIBITED TRANSACTIONS

Net income derived from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers, in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to the REIT. We intend to conduct our operations so that no asset owned by us or our pass-through subsidiaries will be held for sale to customers, and that a sale of any assets owned by us directly or through a pass-through subsidiary will not be in the ordinary course of business. However, whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any particular asset in which we hold a direct or indirect interest will not be treated as property held for sale to customers or that certain safe-harbor provisions of the Internal Revenue Code that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates.

Material U.S. federal income tax considerations

FORECLOSURE PROPERTY

Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. We do not anticipate that we will receive any income from foreclosure property that is not qualifying income for purposes of the 75% gross income test, but, if we do receive any such income, we intend to elect to treat the related property as foreclosure property.

FAILURE TO QUALIFY

In the event that we violate a provision of the Internal Revenue Code that would result in our failure to qualify as a REIT, specified relief provisions will be available to us to avoid such disqualification if (1) the violation is due to reasonable cause and not due to willful neglect, (2) we pay a penalty of $50,000 for each failure to satisfy the provision and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Internal Revenue Code apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Internal Revenue Code, distributions to our stockholders will generally be taxable in the case of our stockholders who are individual U.S. stockholders (as defined below), at a maximum rate of 15%, and dividends in the hands of our corporate U.S. stockholders may be eligible for the dividends received deduction. Unless we are entitled to relief under the specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to statutory relief.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

This section summarizes the taxation of U.S. stockholders that are not tax-exempt organizations. For these purposes, a U.S. stockholder is a beneficial owner of our common stock that for U.S. federal income tax purposes is:

➢	a citizen or resident of the U.S.;

➢	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of a political subdivision thereof (including the District of Columbia);

➢	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

Material U.S. federal income tax considerations

➢	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common stock should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our stock by the partnership.

Distributions

Provided that we qualify as a REIT, distributions made to our taxable U.S. stockholders out of our current and accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. In determining the extent to which a distribution with respect to our common stock constitutes a dividend for U.S. federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock, if any, and then to our common stock. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. stockholders who receive dividends from taxable subchapter C corporations.

In addition, distributions from us that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed the actual net capital gain of our company for the taxable year, without regard to the period for which the U.S. stockholder has held its stock. To the extent that we elect under the applicable provisions of the Internal Revenue Code to retain our net capital gains, U.S. stockholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit for taxes paid by us on such retained capital gains. U.S. stockholders will increase their adjusted tax basis in our common stock by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2010) in the case of U.S. stockholders who are individuals, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for individual U.S. stockholders who are individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that they do not exceed the adjusted tax basis of the U.S. stockholder’s shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these shares. To the extent that such distributions exceed the adjusted tax basis of an individual U.S. stockholder’s shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by us in October, November or December of any year and payable to a U.S. stockholder of record on a specified date in any such month will be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.

With respect to U.S. stockholders who are taxed at the rates applicable to individuals, we may elect to designate a portion of our distributions paid to such U.S. stockholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. stockholders as capital gain, provided that the U.S. stockholder has held the common stock with respect to which the distribution is made for more than 60 days during the 121-day period

Material U.S. federal income tax considerations

beginning on the date that is 60 days before the date on which such common stock became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(a)  the qualified dividend income received by us during such taxable year from non-REIT C corporations (including any TRS in which we may own an interest);

(b)  the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by us with respect to such undistributed REIT taxable income; and

(c)  the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT C corporation over the U.S. federal income tax paid by us with respect to such built-in gain.

Generally, dividends that we receive will be treated as qualified dividend income for purposes of (a) above if the dividends are received from a domestic C corporation (other than a REIT or a RIC), any TRS we may form, or a “qualifying foreign corporation” and specified holding period requirements and other requirements are met.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Taxation of the Company” and “—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. stockholders and do not offset income of U.S. stockholders from other sources, nor do they affect the character of any distributions that are actually made by us, which are generally subject to tax in the hands of U.S. stockholders to the extent that we have current or accumulated earnings and profits.

Dispositions of our common stock

In general, a U.S. stockholder will realize gain or loss upon the sale, redemption or other taxable disposition of our common stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis in the common stock at the time of the disposition. In general, a U.S. stockholder’s adjusted tax basis will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on it and reduced by returns of capital. In general, capital gains recognized by individuals and other non-corporate U.S. stockholders upon the sale or disposition of shares of our common stock will be subject to a maximum U.S. federal income tax rate of 15% for taxable years through 2010, if our common stock is held for more than 12 months, and will be taxed at ordinary income rates (of up to 35% through 2010) if our common stock is held for 12 months or less. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate holders) to a portion of capital gain realized by a non-corporate holder on the sale of REIT stock or depositary shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.”

Holders are advised to consult with their tax advisors with respect to their capital gain tax liability. Capital losses recognized by a U.S. stockholder upon the disposition of our common stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our common stock by a U.S. stockholder who

Material U.S. federal income tax considerations

has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. stockholder as long-term capital gain.

Passive activity losses and investment interest limitations

Distributions made by us and gain arising from the sale or exchange by a U.S. stockholder of our common stock will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any “passive losses” against income or gain relating to our common stock. Distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. stockholder that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.

TAXATION OF TAX-EXEMPT U.S. STOCKHOLDERS

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, which we refer to in this prospectus supplement as UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt U.S. stockholder has not held our common stock as “debt financed property” within the meaning of the Internal Revenue Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), (2) our common stock is not otherwise used in an unrelated trade or business, and (3) we do not hold an asset that gives rise to “excess inclusion income” (see “—Effect of Subsidiary Entities,” and “—Excess Inclusion Income”), distributions from us and income from the sale of our common stock generally should not give rise to UBTI to a tax-exempt U.S. stockholder.

Tax-exempt U.S. stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

In certain circumstances, a pension trust (1) that is described in Section 401(a) of the Internal Revenue Code, (2) is tax exempt under Section 501(a) of the Internal Revenue Code, and (3) that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock; and (2) we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding stock of a REIT is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Internal Revenue Code to include certain entities), as owned by the beneficiaries of such trusts. Certain restrictions on ownership and transfer of our stock should generally prevent a tax-exempt entity from owning more than 10% of the value of our stock, or us from becoming a pension-held REIT.

Tax-exempt U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of owning our stock.

Material U.S. federal income tax considerations

TAXATION OF NON-U.S. STOCKHOLDERS

The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock applicable to non-U.S. stockholders of our common stock. For purposes of this summary, a non-U.S. stockholder is a beneficial owner of our common stock that is not a U.S. stockholder or a partnership. The discussion is based on current law and is for general information only. It addresses only selective and not all aspects of U.S. federal income taxation.

Ordinary dividends

The portion of dividends received by non-U.S. stockholders payable out of our earnings and profits that are not attributable to gains from sales or exchanges of U.S. real property interests and which are not effectively connected with a U.S. trade or business of the non-U.S. stockholder will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. In addition, any portion of the dividends paid to non-U.S. stockholders that are treated as excess inclusion income will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. stockholder’s investment in our common stock is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax on the income after the application of the income tax in the case of a non-U.S. stockholder that is a corporation.

Non-dividend distributions

Unless (A) our common stock constitutes a U.S. real property interest (or USRPI), or (B) either (1) if the non-U.S. stockholder’s investment in our common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (2) if the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S. (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual’s net capital gain for the year), distributions by us which are not dividends out of our earnings and profits will not be subject to U.S. federal income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our common stock constitutes a USRPI, as described below, distributions by us in excess of the sum of our earnings and profits plus the non-U.S. stockholder’s adjusted tax basis in our common stock will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (or FIRPTA) at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits.

Material U.S. federal income tax considerations

Capital gain dividends

Under FIRPTA, a distribution made by us to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs held by us directly or through pass-through subsidiaries (or USRPI capital gains), will be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. federal income tax at the rates applicable to U.S. stockholders, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of capital gain dividends to the extent the dividends constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. However, the 35% withholding tax will not apply to any capital gain dividend with respect to any class of our stock which is regularly traded on an established securities market located in the U.S. if the non-U.S. stockholder did not own more than 5% of such class of stock at any time during the taxable year. Instead any capital gain dividend will be treated as a distribution subject to the rules discussed above under “—Taxation of Non-U.S. Stockholders—Ordinary Dividends.” Also, the branch profits tax will not apply to such a distribution. A distribution is not a USRPI capital gain if we held the underlying asset solely as a creditor, although the holding of a shared appreciation mortgage loan would not be solely as a creditor. Capital gain dividends received by a non-U.S. stockholder from a REIT that are not USRPI capital gains are generally not subject to U.S. federal income or withholding tax, unless either (1) if the non-U.S. stockholder’s investment in our common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (2) if the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S. (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual’s net capital gain for the year).

Dispositions of our common stock

Unless our common stock constitutes a USRPI, a sale of the stock by a non-U.S. stockholder generally will not be subject to U.S. federal income taxation under FIRPTA. The stock will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the U.S., excluding, for this purpose, interests in real property solely in a capacity as a creditor. We do not expect that more than 50% of our assets will consist of interests in real property located in the U.S.

In addition, our common stock will not constitute a USRPI if we are a “domestically controlled REIT.” A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its outstanding stock is held directly or indirectly by non-U.S. stockholders. We believe we are, and we expect to continue to be, a domestically controlled REIT and, therefore, the sale of our common stock should not be subject to taxation under FIRPTA. However, because our stock is widely held, we cannot assure our investors that we are or will remain a domestically controlled REIT. Even if we do not qualify as a domestically controlled REIT, a non-U.S. stockholder’s sale of our common stock nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (a) our common stock owned is of a class that is “regularly traded,” as defined by the applicable Treasury regulation, on an established securities market, and (b) the selling non-U.S. stockholder owned, actually or constructively, 5% or less of our outstanding stock of that class at all times during a specified testing period.

If gain on the sale of our common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident

Material U.S. federal income tax considerations

alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our common stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the U.S. to a non-U.S. stockholder in two cases: (a) if the non-U.S. stockholder’s investment in our common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (b) if the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

BACKUP WITHHOLDING AND INFORMATION REPORTING

We will report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of capital gain distribution to any U.S. stockholder who fails to certify their non-foreign status.

We must report annually to the IRS and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our common stock within the U.S. is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common stock conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

STATE, LOCAL AND FOREIGN TAXES

We and our stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. We own interests in properties located in several jurisdictions, and may be required to file tax returns in certain of those jurisdictions. The state, local or foreign tax treatment of our company and our stockholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes incurred by us would not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective stockholders should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our company’s common stock.

Underwriting

We and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares of our common stock being offered. The underwriters’ obligations are several and not joint, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below.

Number of
Underwriters	Shares

UBS Securities LLC
Deutsche Bank Securities Inc.
JMP Securities LLC
Bear, Stearns & Co., Inc.

Total

If the underwriters sell more shares of common stock than the total number set forth in the table above, the underwriters have an option to buy an additional 1,500,000 shares of common stock to cover such sales. They may exercise that option for 30 days. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

The following table provides information regarding the per share and total underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,500,000 shares of our common stock.

	No exercise	Full exercise

Per share

Total

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $228,000.

The underwriters propose to offer the common stock directly to the public initially at the offering price set forth on the cover page of this prospectus supplement. The underwriters may offer the common stock to securities dealers at that price less a concession not in excess of $   per share. Securities dealers may reallow a concession not in excess of $   per share on sales to certain other brokers or dealers. The underwriters reserve the right to reject any order for the purchase of shares. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

We have agreed in the underwriting agreement to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

We, and certain of our directors and executive officers, have agreed with the underwriters that, subject to limited exceptions, for a period of 60 days after the date of this prospectus supplement, neither we nor such directors and executive officers will offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock without the prior written consent of UBS Securities LLC. At any time

Underwriting

and without public notice, the representative may in its sole discretion release all or some of the securities subject to these restrictions.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment transactions involve syndicate sales in excess of the offering size which create a syndicate short position. Stabilizing transactions permit bids to purchase the common stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

In the ordinary course of their business, certain of the underwriters and/or their affiliates have in the past performed, and may continue to perform, investment banking, broker-dealer, lending, financial advisory or other services for us for which they have received, or may receive, customary compensation. For example, we have repurchase arrangements with affiliates of UBS Securities LLC, Deutsche Bank Securities Inc. and Bear, Stearns & Co. Inc.

Legal matters

The validity of the common stock offered by this prospectus supplement will be passed upon for us by Clifford Chance US LLP, New York, New York, and for the underwriters by Venable LLP, Baltimore, Maryland. The underwriters are also being represented by Sullivan & Cromwell LLP, New York, New York.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference into the accompanying prospectus, and management’s assessment on the effectiveness of internal control over financial reporting as of December 31, 2006, as set forth in their reports which are incorporated by reference in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

PROSPECTUS

$306,278,750

MFA Mortgage Investments, Inc.

Common Stock and Preferred Stock

         Through this prospectus, we may offer, from time to time, shares of our:

•	common stock;

•	preferred stock; or

•	any combination of the foregoing.

      We will provide specific terms of each issuance of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you decide to invest.

      This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

      Our common stock is listed on the New York Stock Exchange under the symbol “MFA.”

      To ensure we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of any class of our common stock or our preferred stock, unless our board of directors waives this limitation.

       See “Risk Factors” beginning on page 4 of this prospectus for a description of risks that should be considered by purchasers of these securities.

       We may offer these securities in amounts, at prices and on terms to be set forth in one or more prospectus supplements. We may sell these securities to or through underwriters, dealers or agents or we may sell these securities directly to investors on our own behalf.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 12, 2004

      You should rely only on the information contained in or incorporated by reference into this prospectus and any related prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, the related prospectus supplement and the documents incorporated by reference herein is accurate only as of its respective date or dates or on the date or dates which are specified in these documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

      This prospectus contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (or the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (or the Exchange Act). When used, statements which are not historical in nature, including those containing words such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” and similar expressions, are intended to identify forward-looking statements and, as such, may involve known and unknown risks, uncertainties and assumptions.

      These forward-looking statements are subject to various risks and uncertainties, including, but not limited to, those relating to:

•	changes in the prepayment rates on the mortgage loans securing our mortgage-backed securities (or MBS);

•	changes in interest rates and the market value of our MBS;

•	our ability to use borrowings to finance our assets;

•	changes in government regulations affecting our business;

•	our ability to maintain our qualification as a real estate investment trust (or a REIT) for federal income tax purposes; and

•	risks associated with investing in real estate assets, including changes in business conditions and the general economy.

      These and other risks, uncertainties and factors, including those discussed under “Risk Factors” in this prospectus or described in reports that we file from time to time with the Securities and Exchange Commission (or the SEC), including our annual report on Form 10-K, quarterly reports on Form 10-Q and

i

current reports on Form 8-K, could cause our actual results to differ materially from those projected in any forward-looking statements we make. All forward-looking statements speak only as of the date they are made and we do not undertake, and specifically disclaim, any obligation to update or revise any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

ii

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this process, we may offer and sell any combination of common stock and preferred stock in one or more offerings for total proceeds of up to $306,278,750. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. We encourage you to read this prospectus and the related prospectus supplement, as well as the information which is incorporated by reference herein, in their entirety. You should carefully consider the factors set forth under “Risk Factors” in this prospectus before making an investment decision to purchase any of our securities. All references to “we,” “us” or “our company” in this prospectus mean MFA Mortgage Investments, Inc.

MFA MORTGAGE INVESTMENTS, INC.

Our Business

      We are primarily engaged in the business of investing, on a leveraged basis, in adjustable-rate and hybrid MBS. Our assets consist primarily of MBS guaranteed by an agency of the U.S. Government, such as the Government National Mortgage Association (or Ginnie Mae), or a federally chartered corporation, such as Fannie Mae or the Federal Home Loan Mortgage Corporation (or Freddie Mac), high quality MBS rated “AAA” by at least one nationally recognized rating agency, MBS-related receivables and cash.

Investment Strategy

      The MBS we acquire are primarily secured by pools of adjustable-rate and hybrid mortgage loans on single-family residences. Our investment policy requires that at least 50% of our assets consist of adjustable-rate MBS that are either issued or guaranteed by an agency of the U.S. government, such as Ginnie Mae, or a federally chartered corporation, such as Fannie Mae or Freddie Mac, or are rated in one of the two highest rating categories by at least one nationally recognized rating agency.

      The mortgage loans securing our MBS are primarily comprised of hybrids, which have interest rates that are fixed for a specified period and, thereafter, generally reset annually. Interest rates on the adjustable-rate and hybrid mortgage loans securing our MBS are based on an index rate, such as the one-year constant maturity treasury rate, the London Interbank Offered Rate or the 11th District Cost of Funds Index, and, with respect to the adjustable rate mortgage loans securing our MBS, are generally adjusted on an annual basis; however, some may be adjusted more frequently. The maximum adjustment, in any year, of the adjustable-rate mortgage loans securing our MBS is usually limited to 1% or 2%. Generally, adjustable-rate mortgage loans have a lifetime cap on interest rate changes of 5% to 6% over the initial interest rate. We may also invest in mortgage loans and MBS that are not guaranteed by a federal agency or corporation and/or that have fixed interest rates.

Financing Strategy

      We typically utilize repurchase agreements to finance the acquisition of our MBS and other assets. A repurchase agreement, although structured as a sale and repurchase obligation, operates as a financing (i.e., borrowing) under which we pledge our securities as collateral to secure a loan with the repurchase agreement counterparty (or lender). The amount we borrow under our repurchase agreements is limited to a specified percentage, generally not more than 97%, of the estimated market value of our pledged collateral. Our repurchase agreements take the form of a sale of our pledged collateral to a lender at an agreed upon price in return for such lender’s simultaneous agreement to resell the same securities back to us at a future date (i.e., the maturity of the borrowing) at a higher price. The difference between the sale price we receive and repurchase price we pay is the cost, or interest expense, of borrowing under our repurchase agreements. We retain beneficial ownership of our pledged collateral, while the lender maintains custody of such collateral. At the maturity of a repurchase agreement, we are required to repay the loan and concurrently receive back our pledged collateral from the lender or, with the consent of the lender, we may renew such agreement at the then prevailing financing rate. Our repurchase agreements may require us to pledge cash or additional assets to the lender in the event the estimated fair value of our existing pledged collateral declines below a specified percentage. Our pledged collateral may fluctuate in value due to, among other things, principal repayments, market changes in interest rates and credit quality. To date, we have not had any margin calls on our repurchase agreements that we were not able to satisfy with either cash or additional pledged collateral.

      Our repurchase agreements generally have maturities ranging from one to 36 months in duration. Should the lender under a repurchase agreement decide not to renew such agreement at maturity, we would be required either to refinance elsewhere or be in a position to satisfy (i.e., pay off) this obligation. If, during the term of a repurchase agreement, a lender should file for bankruptcy, we might experience difficulty recovering our pledged collateral and may have an unsecured claim against the lender’s assets for the difference between the amount loaned to us and the estimated fair value of the collateral pledged to such lender. To reduce our exposure, we enter into repurchase agreements only with financial institutions whose holding or parent company’s long-term debt rating is “A” or better as determined by at least one nationally recognized rating agency, where applicable. If this minimum criterion is not met, we will not enter into repurchase agreements with that lender without the specific approval of our board of directors. In the event an existing lender is downgraded below “A,” we will seek the approval of our board of directors before entering into additional repurchase agreements with that lender. We generally seek to diversify our exposure by entering into repurchase agreements with at least four separate lenders with a maximum loan from any lender of no more than three times our stockholders’ equity.

      We may use derivative transactions and other hedging strategies to help mitigate our prepayment and interest rate risks if it is determined that the cost of these transactions is justified by their potential benefit. Through March 31, 2004, our use of hedging instruments has been limited to purchased interest rate caps (or Cap Agreements). A Cap Agreement is a contract whereby the purchaser pays a fee in exchange for the right to receive payments equal to the principal (i.e., notional amount) times the difference between a specified interest rate and a future interest rate during a defined “active” period of time. The timing and amount of future hedging transactions, if any, will depend on market conditions, including, but not limited to, the interest rate environment, our assessment of future changes in interest rates and the market availability and cost of entering into such hedging transactions. See “Risk Factors — Our use of derivatives to mitigate our prepayment and interest rate risks may not be effective.”

      When fully invested, our policy is to generally maintain as an assets-to-equity ratio of less than 11 to 1.

Other Assets and Related Financings

      In addition to our MBS portfolio, at March 31, 2004, we also held controlling and non-controlling interests in entities that either directly or indirectly own three multi-family apartment properties, containing a total of 521 rental units, located in Georgia, North Carolina and Nebraska.

      Each of these multi-family apartment properties is financed with a long-term fixed-rate mortgage loan. The borrowers on these mortgage loans are separate corporations, limited partnerships or limited liability companies. Each of these mortgage loans is made to the applicable ownership entity on a nonrecourse basis (subject to customary nonrecourse exceptions), which means generally that the lender’s final source of repayment in the event of a default is the foreclosure of the underlying property securing the mortgage loan.

Advisory Businesses

      We provide external advisory services as a sub-advisor to America First Apartment Investors, Inc., a Maryland corporation (or AFAI), with respect to AFAI’s acquisition and disposition of MBS and the maintenance of AFAI’s MBS portfolio. We may grow our third-party advisory revenue over time.

Compliance with REIT Requirements and Investment Company Act of 1940

      We have elected to be treated as a REIT for federal income tax purposes. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law that are discussed under “Federal Income Tax Considerations” in this prospectus. In addition, we at all times intend to conduct our business so as to maintain our exempt status under, and not to become regulated as an investment company for purposes of, the Investment Company Act of 1940, as amended (or the Investment Company Act). If we fail to maintain our exempt status under the Investment Company Act, we would be unable to conduct our business as described in this prospectus. See “Risk Factors — Loss of Investment Company Act exemption would adversely affect us.”

General Information

      We were incorporated on July 24, 1997 under Maryland law. Our principal executive offices are located at 350 Park Avenue, 21st Floor, New York, New York 10022. Our telephone number is (212) 207-6400. Our common stock and 8.50% Series A Cumulative Redeemable preferred stock are listed on the New York Stock Exchange (or the NYSE) under the symbols “MFA” and “MFA PrA,” respectively. We maintain a website at www.mfa-reit.com. Information contained on our website is not, and should not be interpreted to be, part of this prospectus.

RISK FACTORS

      An investment in our securities involves a number of risks. Before making an investment decision to purchase any of our securities, you should carefully consider all of the risks described in this prospectus, as well as the other information contained in, or incorporated by reference into, this prospectus or the related prospectus supplement. If any of these risks actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the value of our securities could decline significantly and you may lose all or part of your investment.

Rapid prepayment rates of the mortgages underlying our MBS may adversely affect our profitability.

      The MBS that we acquire are primarily secured by pools of adjustable-rate and hybrid mortgage loans on single-family residences. When we acquire a particular MBS, we anticipate that the underlying mortgages will prepay at a projected rate generating an expected yield. When homeowners prepay their mortgage loans faster than anticipated, it results in a faster prepayment rate our portfolio and this may adversely affect our profitability. Prepayment rates on the related MBS in generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans.

      We often purchase MBS that have a higher interest rate than the prevailing market interest rate. In exchange for a higher interest rate, we typically pay a premium over par value to acquire these securities. In accordance with accounting rules, we amortize this premium over the life of the related MBS. If the mortgage loans securing our MBS prepay at a rapid rate, we will have to amortize this premium on an accelerated basis which may adversely affect our profitability. Our investment policies allow us to acquire MBS at an average portfolio purchase price of up to 103.5% of par value. As of March 31, 2004, the amortized cost of our portfolio of MBS was approximately 102.3% of par value.

      As the holder of MBS, we receive a portion of our investment principal when underlying mortgages are prepaid. In order to continue to earn a return on this repaid principal, we must reinvest it in additional MBS or other assets. However, if interest rates have declined, we may earn a lower return on the new investment as compared to the original MBS.

An increase in our borrowing costs relative to the interest we receive on our MBS may adversely affect our profitability.

      We earn money based upon the spread between the interest we receive on our MBS, net of amortization of purchase premiums, and the interest we pay on our borrowings. We rely primarily on short-term borrowings to acquire MBS with long-term maturities. Even though most of our MBS have interest rates that adjust based on short-term rate changes, the interest we pay on our borrowings may increase relative to the interest we earn on our MBS. If the interest payments on our borrowings increase relative to the interest we earn on our MBS, our profitability may be adversely affected.

•	Changes in interest rates, cyclical or otherwise, may adversely affect our profitability.

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. The interest rates on our borrowings generally adjust more frequently than the interest rates on our MBS. During a period of rising interest rates, our borrowing costs could increase at a faster pace than our interest earnings from MBS. If this happens, we could experience a decrease in net income or incur a net loss during these periods, which may negatively impact our dividend. Further, an increase in short-term interest rates without a corresponding increase in long-term interest rates (i.e., a flattening of the yield curve) could also have a negative impact on the market value of our securities.

•	Hybrid mortgage loans have fixed interest rates for an initial period which may reduce our profitability if short-term interest rates increase.

The mortgage loans securing our MBS are primarily comprised of hybrids, which have interest rates that are fixed for a specified period and, thereafter, generally reset annually. Accordingly, in a period of rising interest rates, our financing costs could increase while the interest we earn on our MBS would be limited by the number of underlying hybrid mortgage loans with fixed interest rates. This would adversely affect our profitability.

•	Interest rate caps on the mortgage loans underlying our MBS may adversely affect our profitability if short-term interest rates increase.

The mortgage loans underlying our MBS are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps amount an interest rate can increase during any given period. Lifetime limit the interest rate caps limit the amount an interest rate can increase through maturity of an individual MBS. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rising interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings could increase without limitation while any increases in the interest rates on the mortgages underlying our MBS would be limited.

Our business strategy involves a significant amount of borrowing that exposes us to additional risks.

      We borrow against a substantial portion of the market value of our MBS and use the borrowed funds to acquire additional investment assets. Our operating policies allow us to generally maintain an assets-to-equity ratio of less than 11 to 1. The use of borrowing, or “leverage,” to finance our MBS and other assets involves a number of risks, including the following:

•	If we are unable to renew our borrowings at favorable rates, it may force us to sell assets and our profitability may be adversely affected.

Since we rely primarily on short-term borrowings, such as repurchase agreements, to finance our MBS, our ability to achieve our investment objectives depends on our ability to borrow money in sufficient amounts and on favorable terms and on our ability to renew or replace maturing short-term borrowings on a continuous basis. If we are not able to renew or replace maturing borrowings, we would be forced to sell some of our assets under possibly adverse market conditions, which may adversely affect our profitability.

•	A decline in the market value of our assets may result in margin calls that may force us to sell assets under adverse market conditions.

As interest rates rise, the market value of interest-bearing assets, such as MBS, will decline. A decline in the market value of our MBS may result in our lenders initiating margin calls that require us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of our borrowings. If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. This could force us to sell our MBS under adverse market conditions.

•	Our use of repurchase agreements to borrow money may give our lenders greater rights in the event of bankruptcy.

We use repurchase agreements for most of our borrowing. Borrowings made under repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code (or the Bankruptcy Code). This may make it difficult for us to recover our pledged assets if a lender files for bankruptcy. In addition, if we ever file for bankruptcy, lenders under our repurchase agreements may be able to avoid the automatic stay provisions of the Bankruptcy Code and take possession of, and liquidate, our collateral under these agreements without delay.

We may experience a decline in the market value of our assets.

      The market value of our interest-bearing assets, such as MBS or hedging instruments, may move inversely with changes in interest rates. A decline in the market value of our MBS may limit our ability to borrow or result in lenders initiating margin calls under our repurchase agreements. As a result, we could be required to sell some of our investments under adverse market conditions in order to maintain liquidity. If these sales were made at prices lower than the amortized cost of such investments, we would incur losses. A default under our repurchase agreements could also result in a liquidation of the underlying collateral and a resulting loss of the difference between the value of the collateral and the amount borrowed.

Our profitability may be limited by restrictions on our use of leverage.

      As long as we earn a positive margin between our borrowing costs and the interest and other income we earn on our assets, we can generally increase our profitability by using greater amounts of leverage. However, the amount of leverage that we use may be limited because our lenders might not make funding available to us at acceptable rates or they may require that we provide additional collateral to cover our borrowings.

Our use of derivatives to mitigate our prepayment and interest rate risks may not be effective.

      Our policies permit us to enter into interest rate swaps, caps and floors and other derivative transactions to help us mitigate our prepayment and interest rate risks. No hedging strategy, however, can completely insulate us from the prepayment and interest rate risks to which we are exposed. Furthermore, certain of the federal income tax requirements that we must satisfy in order to qualify as a REIT limit our ability to hedge against such risks. We will not enter into derivative transactions if we believe that they will jeopardize our status as a REIT.

We may change our policies without stockholder approval.

      Our board of directors establishes all of our fundamental operating policies, including our investment, financing and distribution policies, and any revisions to such policies would require the approval of our board of directors. Although our board of directors has no current plans to do so, it may amend or revise these policies at any time without a vote of our stockholders. Policy changes could adversely affect our financial condition, results of operations, the market price of our common stock or preferred stock or our ability to pay dividends or distributions.

We have not established a minimum dividend payment level.

      We intend to pay dividends on our common stock in an amount equal to at least 90% of our taxable income before deductions of dividends paid and excluding net capital gains in order to maintain our status as a REIT for federal income tax purposes. Dividends will be declared and paid at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. We have not established a minimum dividend payment level for our common stock and our ability to pay dividends may be adversely affected for the reasons set forth in this section of, and the information incorporated by reference into, this prospectus.

We are dependent on our executives and employees.

      As a self-advised REIT, we are dependent on the efforts of our key officers and employees, including Stewart Zimmerman, Chairman of the Board, Chief Executive Officer and President; William Gorin, Executive Vice President and Chief Financial Officer; Ronald Freydberg, Executive Vice President and Chief Portfolio Officer; Timothy W. Korth, General Counsel, Senior Vice President-Business Development and Secretary; and Teresa D. Covello, Senior Vice President, Chief Accounting Officer and Treasurer. The loss of any of their services could have an adverse effect on our operations.

The economic return from our investments and interests in real estate will be affected by a number of factors.

      Our indirect interests in multi-family apartment properties expose us to risks associated with investing in real estate. These risks include the possibility that the properties will not perform in accordance with our expectations. In addition, the economic returns from our interests in these properties may be affected by a number of factors, many of which are beyond our direct control. These factors include general and local economic conditions, the relative supply of apartments and other housing in the applicable market area, interest rates on mortgage loans, the need for and costs of repairs and maintenance of the properties, government regulations and the cost of complying with them, taxes and inflation.

The concentration of real estate in a geographical area may make us vulnerable to adverse changes in local economic conditions.

      We do not have specific limitations on the total percentage of our real estate investments that may be located in any one geographical area. Consequently, real estate investments that we own may be located in the same or a limited number of geographical regions. As a result, adverse changes in the economic conditions of the geographic regions in which our real estate investments are concentrated may have an adverse effect on real estate values, rental rates and occupancy rates. Any of these could reduce the income we earn from, or the market value of, these real estate investments.

Our interests in real estate may be illiquid and their value may decrease.

      Our indirect interests in multi-family apartment properties are relatively illiquid. Our ability to sell these assets, and the price we receive upon their sale, will be affected by the number of potential buyers, the number of competing properties on the market in the area and a number of other market conditions. As a result, we cannot make any assurances that we will be able to sell these interests without incurring a loss.

Owning real estate may subject us to liability for environmental contamination.

      The owner or operator of real property may become liable for the costs of removal or remediation of hazardous substances released on its property. Various federal, state and local laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. We cannot make any assurances that the multifamily apartment properties in which we currently hold indirect interests, or those we may acquire in the future, will not be contaminated. The costs associated with the remediation of any such contamination may be significant and may exceed the value of the property causing us to lose our entire investment. In addition, environmental laws may materially limit the use of the properties underlying our real estate investments and future laws, or more stringent interpretations or enforcement policies of existing environmental requirements, may increase our exposure to environmental liability.

Compliance with the requirements of the Americans with Disabilities Act of 1990 could be costly.

      Under the Americans with Disabilities Act of 1990, all public accommodations must meet federal requirements for access and use by disabled persons. A determination that one or more of the multifamily apartment properties in which we currently hold indirect interests does not comply with the Americans with Disabilities Act of 1990 could result in liability for both government fines and damages to private parties. If we were to make additional capital contributions to the entities that hold these multifamily apartment properties in order to fund unanticipated major modifications at these properties to bring them into compliance with the Americans with Disabilities Act of 1990, it could adversely affect our profitability.

Because of competition, we may not be able to acquire investment assets at favorable prices.

      Our profitability depends, in large part, on our ability to acquire MBS or other investment assets at favorable prices. In acquiring our investment assets, we compete with a variety of institutional investors including other REITs, insurance companies, mutual funds, pension funds, investment banking firms, banks and other financial institutions. Many of the entities with which we compete have greater financial and other resources than us. In addition, many of our competitors are not subject to REIT tax compliance or required to maintain an exemption from the Investment Company Act.

      As a result, we may not be able to acquire MBS or other investment assets for investment or we may have to pay more for these assets than we otherwise would.

Issuances of large amounts of our common stock could cause our price to decline.

      As of July 21, 2004, 78,220,946 shares of our common stock were outstanding. This prospectus may be used for the issuance of additional shares of common stock or shares of preferred stock that are convertible into common stock. If we issue a significant number of shares of common stock or convertible preferred stock in a short period of time, there could be a dilution of the existing common stock and a decrease in the market price of the common stock.

One of our directors has ownership interests in other companies that create potential conflicts of interest.

      One of our directors owns an equity interest in America First Companies L.L.C. (or America First). A subsidiary of America First provides on-site management for the multi-family apartment properties in which we hold investments and earns fees based on the gross revenues of these properties. This director also serves on the board of directors of AFAI and, through America First, has an interest in America First Apartment Advisory Corporation, AFAI’s external advisor. Because of the ownership in America First held by this director, our agreements with America First and its subsidiaries may not be considered to have been negotiated at arm’s-length. This relationship may also cause a conflict of interest in other situations where we are negotiating with America First.

Our status as a REIT

      We believe that we qualify for taxation as a REIT for federal income tax purposes and plan to operate so that we can continue to meet the requirements for qualification and taxation as a REIT. If we qualify as a REIT, we generally will not be subject to federal income tax on our income that we distribute currently to our stockholders. Many of the REIT requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances, some of which may not be totally within our control and some of which involve questions of interpretation. For example, to qualify as a REIT, as least 95% of our gross income must come from specific passive sources, like mortgage interest, that are itemized in the REIT tax laws. In addition, the composition of our assets must meet certain requirements at the close of each quarter. There can be no assurance that the Internal Revenue Service (or the IRS) or a court would agree with any conclusions or positions we have taken in interpreting the REIT requirements. We also are required to distribute to our stockholders at least 90% of our REIT taxable income (excluding capital gains). Such distribution requirement limits the amount of cash we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue or pay expenses and the period we report those items for distribution purposes we may have to borrow funds on a short-term basis to meet the 90% distribution requirement. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult or impossible for us to remain qualified as a REIT.

      If we fail to qualify as a REIT for federal income tax purposes, we would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first failed to qualify. If we failed to qualify as a REIT, we would have to pay significant income taxes. This likely would have a significant adverse effect on the value of our securities. In addition, we would no longer be required to pay any dividends to stockholders.

      Even if we qualify as a REIT for federal income tax purposes, we are required to pay certain federal, state and local taxes on our income and property. Any of these taxes will reduce our operating cash flow.

Loss of Investment Company Act exemption would adversely affect us.

      We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act. If we fail to qualify for this exemption, our ability to use borrowings would be substantially reduced and we would be unable to conduct our business as described in this prospectus. The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Under the current interpretation of the SEC staff, in order to qualify for this exemption, we must maintain at least 55% of our assets directly in these qualifying real estate interests. Mortgage-backed securities that do not represent all the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Therefore, our ownership of these mortgage-backed securities is limited by the provisions of the Investment Company Act. In meeting the 55% requirement under the Investment Company Act, we treat as qualifying interests mortgage-backed securities issued with respect to an underlying pool as to which we hold all issued certificates. If the SEC or its staff adopts a contrary interpretation, we could be required to sell a substantial amount of our mortgage-backed securities under potentially adverse market conditions. Further, in order to insure that we at all times qualify for the exemption from the Investment Company Act, we may be precluded from acquiring mortgage-backed securities whose yield is somewhat higher than the yield on mortgage-backed securities that could be purchased in a manner consistent with the exemption. The net effect of these factors may be to lower our net income.

USE OF PROCEEDS

      Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus and the related prospectus supplement to acquire additional MBS consistent with our investment policy and for general corporate purposes, which may include, among other things, the repayment of our repurchase agreements. Pending investment, we may hold the net proceeds in interest-bearing bank accounts or in readily marketable, interest-bearing securities.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratio of earnings to fixed charges for the periods shown:

	For the Three
	Months Ended	For the Year Ended December 31,
	March 31,
	2004	2003	2002	2001(1)	2000	1999

Ratio of earnings to fixed charges	2.32x	2.02x	1.88x	1.04x	1.17x	1.30x

(1)	Includes the effect of a non-recurring charge of approximately $12.5 million (of which approximately $11.3 million was non-cash, stock-based compensation) relating to our January 2001 acquisition of our former external advisor.

     The ratios of earnings to fixed charges were computed by dividing earnings as adjusted by the sum of fixed charges. For this purpose, earnings consist of net income from continuing operations, fixed charges and distributed income of corporate, partnership or limited liability company entities in which we own interests. Fixed charges consist of interest expense. As of March 31, 2004, we had not issued any preferred stock.

DESCRIPTION OF STOCK

General

      Our amended and restated articles of incorporation provide that we may issue up to 500 million shares of capital stock, all with a par value of $0.01 per share. As of July 21, 2004, 370 million of these authorized shares were classified as common stock, 5 million shares were classified as preferred stock and 125 million shares were classified as excess stock. As of July 21, 2004, we had 78,220,946 shares of common stock, not including 1,262,250 shares of common stock issuable upon the exercise of outstanding options granted pursuant to our 2004 Equity Compensation Plan, 2,000,000 shares of 8.50% Series A Cumulated Redeemable preferred stock and no shares of excess stock outstanding.

      Pursuant to our amended and restated articles of incorporation, our board of directors is authorized to classify and reclassify any unissued shares of any series of our capital stock, to provide for the issuance of shares in other classes or series (including preferred stock in one or more series), to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of each class or series.

      The statements below describing our capital stock are in all respects subject to, and qualified in their entirety by reference to, our amended and restated articles of incorporation, our by-laws and any articles supplementary to our amended and restated articles of incorporation.

Common Stock

      All shares of our common stock offered hereby will be validly issued, fully paid and nonassessable. Holders of our common stock will be entitled to receive distributions on their shares of common stock if, as and when our board of directors authorizes and declares distributions out of legally available funds. However, rights to distributions may be subordinated to the rights of holders of our preferred stock, when preferred stock is issued and outstanding, or subject to the provisions of our amended and restated articles of incorporation regarding excess stock. See “— Restrictions on Ownership and Transfer” below. In the event of our liquidation, dissolution or winding up, each outstanding share of our common stock will entitle its holder to a proportionate share of the assets that remain after we pay our liabilities and any preferential distributions owed to preferred stockholders.

      Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of the common stockholders. There is no cumulative voting in the election of directors.

      Holders of shares of our common stock have no preference, conversion, sinking fund, redemption, appraisal or exchange rights or any preemptive rights to subscribe for any of our securities. All shares of our common stock have equal dividend, distribution, liquidation and other rights.

      We may be dissolved if our board of directors, by resolution adopted by a majority of the entire board of directors, declares the dissolution advisable and directs that the proposed dissolution be submitted for consideration at either an annual or special meeting of stockholders. Dissolution will occur once it is approved by the affirmative vote of a majority of stockholders entitled to cast votes on the matter.

Preferred Stock

      We may issue preferred stock in one or more series with any rights and preferences which may be authorized by our board of directors. The preferred stock, when issued, will be validly issued, fully paid and non-assessable. Because our board of directors has the power to establish the preferences, powers and rights of each series of preferred stock, our board of directors may afford the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of the holders of our common stock.

      On July 21, 2004, there were 2,000,000 shares of 8.50% Series A Cumulative Redeemable preferred stock outstanding. A description of our 8.50% Series A Cumulative Redeemable preferred stock is set forth in our registered statement on Form 8-A, filed with the SEC on April 23, 2004, and is incorporated herein by reference.

      The rights, preferences, privileges and restrictions of each series of preferred stock will be fixed by the articles supplementary relating to such series. We will distribute a prospectus supplement with regard to each series of preferred stock. The prospectus supplement, relating to each such series, will specify the terms of the preferred stock, as follows:

•	the title and stated par value of the preferred stock;

•	the number of shares offered, the liquidation preference per share and the offering price per share of the preferred stock;

•	the dividend rate(s), period(s) and payment date(s) or method(s) of calculation applicable to the preferred stock;

•	the date from which dividends on the preferred stock will accumulate, if applicable;

•	the voting rights, if applicable, of the preferred stock;

•	the provision for a sinking fund, if any, for the preferred stock;

•	the provision for or any restriction on redemption or repurchase, if applicable, of the preferred stock;

•	any listing of the preferred stock on any securities exchange;

•	the terms and provisions, if any, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation) and conversion period;

•	a discussion of certain material federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of our affairs;

•	any limitation on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of our affairs;

•	any limitations on direct or beneficial ownership and restrictions on transfer of the preferred stock, in each case as may be appropriate to preserve our status as a REIT; and

•	any other specific terms, preference rights, limitations or restrictions of the preferred stock.

Restrictions on Ownership and Transfer

      In order for us to qualify as a REIT, our capital stock must be beneficially owned by 100 or more persons for at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the number or value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended (or the Code), to include certain exempt entities) during the last half of a taxable year.

      Our amended and restated articles of incorporation provide that, subject to certain exceptions, no stockholder or “group” (as defined in Section 13(d)(3) of the Exchange Act) may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the number or value of the outstanding shares of our capital stock (or the Ownership Limit). Our board of directors may waive the Ownership Limit if it is presented with evidence satisfactory to it that the waiver will not jeopardize our status as a REIT. As a condition to any such waiver, our board of directors may require opinions of counsel satisfactory to it and must receive an undertaking from the applicant with respect to preserving our REIT status. The Ownership Limit will not apply if our board of directors and the stockholders determine that it is no longer in our best interests to continue to qualify as a REIT.

      If shares of common stock and/or preferred stock in excess of the Ownership Limit, or shares which would cause us to be beneficially owned by fewer than 100 persons or cause us to become “closely held” under Section 856(h) of the Code, are issued or transferred to any person, the issuance or transfer shall be void as to the number of shares in excess of the Ownership Limit and the intended transferee will acquire no rights to such shares of common stock and/or preferred stock. Shares issued or transferred that would cause any stockholder (or a Prohibited Owner) to own more than the Ownership Limit or cause us to become “closely held” under Section 856(h) of the Code will constitute shares of excess stock. All excess stock will be automatically transferred, without action by the Prohibited Owner, to a trust for the exclusive benefit of one or more charitable beneficiaries that we select, and the Prohibited Owner will not acquire any rights in the shares of excess stock. Such automatic transfer shall be deemed to be effective as of the close of business on the day prior to the date of the transfer causing a violation. The trustee of the trust shall be appointed by us and must be independent of us and the Prohibited Owner. The Prohibited Owner shall have no right to receive dividends or other distributions with respect to, or be entitled to vote, any excess stock held in the trust. Any dividend or other distribution paid prior to the discovery by us that excess stock has been transferred to the trust must be paid by the recipient of the dividend or distribution to the trustee upon demand for the benefit of the charitable beneficiary, and any dividend or other distribution authorized but unpaid shall be paid when due to the trust. The trust shall have all dividend and voting rights with respect to the shares of excess stock held in the trust, which rights shall be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or distribution so paid to the trust shall be held in trust for the charitable beneficiary.

      Within 20 days of our receipt of notice that excess stock has been transferred to the trust, the trustee will sell the excess stock held in the trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations set forth in our articles of incorporation. Upon such sale, any interest of the charitable beneficiary in the excess stock sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the charitable beneficiary as follows. The Prohibited Owner shall receive the lesser of (a) the price paid by the Prohibited Owner for the excess stock or, if the Prohibited Owner did not give value for the excess stock in connection with the event causing the excess stock to be held in the trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in our amended and restated articles of incorporation) of the excess stock on the day of the event causing the excess stock to be held in the trust and (b) the price per share received by the trustee from the sale or other disposition of the excess stock held in the trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the charitable beneficiary. If, prior to our discovery that excess stock has been transferred to the trust, the excess stock is sold by a Prohibited Owner, then the excess stock shall be deemed to have been sold on behalf of the trust and, to the extent that the Prohibited Owner received an amount for the excess stock that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to the aforementioned requirement, the excess shall be paid to the trustee upon demand.

      The Ownership Limit provision will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration is increased. Any change in the Ownership Limit would require an amendment to our amended and restated articles of incorporation. Such an amendment will require the affirmative vote of holders owning a majority of the outstanding common stock and any other class of capital stock with such voting rights. In addition to preserving our status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of our company without the approval of our board of directors.

      All certificates representing shares of our common stock or preferred stock will refer to the restrictions described above.

      All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of the number or value of our outstanding shares (or 1% if there are more than 200 but fewer than 2,000 stockholders of record or 0.5% if there are less than 200 stockholders of record) must file a written statement with us containing the information specified in our amended and restated articles ofincorporation within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as our board of directors deems necessary to determine our status as a REIT and to ensure compliance with the Ownership Limit.

Classification of Board, Vacancies and Removal of Directors

      Our amended and restated articles of incorporation provide that our board of directors is divided into three classes. Directors of each class serve for terms of three years each, with the terms of each class beginning in different years. The number of directors in each class and the expiration of the current term of each class term is as follows:

Class I	2 Directors	Expires 2005
Class II	2 Directors	Expires 2006
Class III	3 Directors	Expires 2007

      At each annual meeting of our stockholders, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A classified board of directors may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for shares of our common or preferred stock or other attributes that our stockholders may consider desirable. In addition, a classified board of directors could prevent stockholders who do not agree with the policies of our board of directors from replacing a majority of the board of directors for two years, except in the event of removal for cause.

      Our amended and restated articles of incorporation provide that any vacancy on our board of directors may be filled by a majority of stockholders or a majority of the remaining directors. Any individual elected director by the stockholders will hold office for the remainder of the term of the director he or she is replacing. Any individual elected by the remaining directors will hold office until the next annual meeting of our stockholders, at which time the stockholders shall elect a director to hold office for the balance of the term then remaining. Our amended and restated articles of incorporation provide that a director may be removed at any time only for cause upon the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors. These provisions preclude stockholders from removing incumbent directors, except for cause and upon a substantial affirmative vote, and filling the vacancies created by the removal with their own nominees.

Indemnification

      Our amended and restated articles of incorporation obligate us to indemnify our directors and officers and to pay or reimburse expenses for them before the final disposition of a proceeding to the maximum extent permitted by Maryland law. The Maryland General Corporation Law (or the MGCL) permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Limitation of Liability

      The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (a) it is proved that the person actually received an improper benefit or profit in money, property or services or (b) a judgment or other final adjudication is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our amended and restated articles of incorporation provide for elimination of the liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

Maryland Business Combination Act

      The MGCL establishes special requirements for “business combinations” between a Maryland corporation and “interested stockholders” unless exemptions are applicable. An interested stockholder is any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our then-outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between us and an interested stockholder unless our board of directors approved the transaction prior to the party becoming an interested stockholder. The five-year period runs from the most recent date on which the interested stockholder became an interested stockholder. The law also requires a supermajority stockholder vote for these transactions after the end of the five-year period. This means that the transaction must be approved by at least:

•	80% of the votes entitled to be cast by holders of outstanding voting shares; and

•	66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder or an affiliate of the interested stockholder with whom the business combination is to be effected.

      The business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating these offers, even if our acquisition would be in our stockholders’ best interests.

Maryland Control Share Acquisition Act

      The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a stockholder vote. Two-thirds of the shares eligible to vote (excluding all interested shares) must vote in favor of granting the “control shares” voting rights. “Control shares” are shares of stock that, taken together with all other shares of stock the acquirer previously acquired, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third of all voting power;

•	one-third or more but less than a majority of all voting power; or

•	a majority or more of all voting power.

      Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

      If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), that person may compel our board of directors to call a special meeting of stockholders to consider the voting rights of the shares. If that person makes no request for a meeting, we have the option to present the question at any stockholders’ meeting.

      If voting rights are not approved at a meeting of stockholders then, subject to certain conditions and exceptions, we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

•	the last control share acquisition; or

•	any meeting where stockholders considered and did not approve voting rights of the control shares.

      If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. This means that you would be able to force us to redeem your stock for fair value. Under Maryland law, the fair value may not be less than the highest price per share paid in the control share acquisition.

Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.

      The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction.

      The control share acquisition statute could have the effect of discouraging offers to acquire us and increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders’ best interests.

Transfer Agent and Registrar

      Mellon Investor Services LLC, 44 Wall Street, 6th Floor, New York, New York 10005, is the transfer agent and registrar for our stock. Its telephone number is (800) 777-3674 and its internet address is www.melloninvestor.com.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

      The following description of the material U.S. federal income tax considerations relates to our taxation and qualification as a REIT and the ownership and disposition of our capital stock. This discussion is not exhaustive of all possible tax considerations and does not provide a detailed discussion of any state, local, foreign or other tax laws or considerations. Your tax consequences may vary depending on your particular situation and this discussion does not purport to discuss all aspects of taxation that may be relevant to a stockholder in light of his or her personal investment or tax circumstances or to a stockholder subject to special treatment under the federal income tax laws, except to the extent discussed under the headings “— Taxation of Tax-Exempt Stockholders” and “— Taxation of Non-U.S. Stockholders.” Stockholders subject to special treatment include, without limitation, insurance companies, financial institutions, broker-dealers, tax-exempt organizations, those holding common stock as part of a conversion transaction, a hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations or partnerships, and persons who are not citizens or residents of the United States.

      In the opinion of Clifford Chance US LLP, our counsel, commencing with our taxable year ended December 31, 1998, we have been organized and operated in conformity with the requirements for qualification as a REIT under the Code and that our proposed method of operation will enable us to continue to so qualify. Counsel’s opinion will rely, with respect to all taxable periods beginning prior to January 1, 2002, solely on an opinion issued by Kutak Rock LLP, which previously served as our counsel. Investors should be aware that opinions of counsel are not binding on the IRS or a court and there cannot be any assurance that the IRS or a court will not take a contrary position. It also must be emphasized that counsel’s opinion is based on various assumptions and is conditioned upon numerous representations made by us as to factual matters, including representations regarding the nature of our assets and income and the past, present and future conduct of our business. Moreover, our taxation and qualification as a REIT depend upon our ability to meet on a continuous basis the annual operating results, asset ownership tests, distribution requirements, diversity of stock ownership and the various other qualification tests imposed by the Code described below, the results of which will not be reviewed by our counsel. Therefore, no assurance can be given that the actual results of our operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT. See “— Failure to Qualify” below.

      This discussion is based on the Code, current, temporary and proposed regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the IRS and court decisions, all as of the date of this prospectus. The administrative interpretations and practices of the IRS upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the taxpayers who requested and received such rulings. In each case, these sources are relied upon as of the date of this prospectus. No assurance can be given that future legislation, regulations, administrative interpretations and practices and court decisions will not significantly change current law, or adversely affect existing interpretations of existing law, on which the information in this section is based. Even if there is no change in applicable law, no assurance can be provided that the statements made in the following discussion will not be challenged by the IRS or sustained by a court if so challenged.

      Each prospective stockholder is advised to consult with its own tax advisor to determine the impact of its personal tax situation on the anticipated tax consequences of the ownership and sale of our capital stock. This includes the federal, state, local, foreign and other tax consequences of the ownership and sale of our capital stock and the potential changes in applicable tax laws.

Taxation of Our Company as a REIT — General

      We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1998. We believe that we were organized and have operated in a manner so as to qualify as a REIT under the Code and we intend to continue to be organized and operate in such a manner. No assurance, however, can be given that we in fact have qualified or will remain qualified as a REIT.

      The sections of the Code that relate to the qualification and taxation of REITs are highly technical and complex. The following describes the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code.

      Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, the various requirements under the Code and, as described in this prospectus, with regard to, among other things, the source of our gross income, the composition of our assets, our distribution levels and our diversity of stock ownership. While we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances or in the law, no assurance can be given that we so qualify or will continue to so qualify.

      Provided we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that generally results from an investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when such income is distributed. The Jobs and Growth Tax Reconciliation Act of 2003 (or the 2003 Act) was recently enacted by Congress and signed by President Bush. Among other provisions, the 2003 Act generally lowers the rate at which stockholders who are individual U.S. stockholders (as defined herein) are taxed on corporate dividends to a maximum of 15% (the same as long-term capital gains) for the 2003 through 2008 tax years, thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends. With limited exceptions, however, dividends received from us or other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income, which pursuant to the 2003 Act, will be as high as 35% through 2010.

      Even if we qualify as a REIT, we will nonetheless be subject to federal taxation in the following circumstances:

•	We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, if any.

•	If we have (a) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

•	We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of assets, other than foreclosure property, held for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% or 95% gross income tests, as described below, but have, nevertheless, maintained our qualification as a REIT, we will be subject to a tax equal to the gross income attributable to the greater of either (a) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% test for the taxable year or (b) the amount by which 90% of our gross income exceeds the amount of our income qualifying under the 95% test for the taxable year multiplied in either case by a fraction intended to reflect our profitability.

•	We will be required to pay a 4% excise tax on the amount by which our annual distributions to our stockholders is less than the sum of (a) 85% of our ordinary income for the year, (b) 95% of our REIT capital gain net income for the year and (c) any undistributed taxable income from prior periods.

•	If we acquire an asset from a C corporation (i.e., generally a corporation subject to full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently sell or otherwise dispose of the asset within the ten-year period beginning on the date on which we acquired the asset, then we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that the C corporation will not elect in lieu of this treatment to be subject to an immediate tax when the asset is acquired.

•	We will generally be subject to tax on the portion of any “excess inclusion income” derived from an investment in residual interests in real estate mortgage investment conduits (or REMICs) to the extent our stock is held by specified tax exempt organizations not subject to tax on unrelated business taxable income.

•	We will be subject to a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a “taxable REIT subsidiary” of our company to any of our tenants. See “Taxable REIT Subsidiaries.” Redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary of our Company for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Requirements for Qualification as a REIT

      General. The Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) that issues transferable shares or transferable certificates to its owners;

(3) that would be taxable as a regular corporation, but for its election to be taxed as a REIT;

(4) that is not a financial institution or an insurance company under the Code;

(5) that is owned by 100 or more persons;

(6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each year (or the 5/50 Rule); and

(7) that meets other tests, described below, regarding the nature of its income and assets, and the amount of its distributions.

      The Code provides that conditions (1) through (4), inclusive, must be met during the entire year and that condition (5) must be met during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply to the first taxable year for which an election is made to be taxed as a REIT.

      Our amended and restated articles of incorporation provide for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT may terminate. If, however, we complied with the rules contained in applicable regulations that require a REIT to determine the actual ownership of its shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we would not be disqualified as a REIT.

      In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have a calendar taxable year.

      Ownership of a Partnership Interest. The Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership and to be entitled to our proportionate share of the gross income of the partnership. The character of the assets and gross income of the partnership generally retains the same character in our hands for purposes of satisfying the gross income and asset tests described below.

      Qualified REIT Subsidiaries. A “qualified REIT subsidiary” is a corporation, all of the stock of which is owned by a REIT. Under the Code, a qualified REIT subsidiary is not treated as a separate corporation from the REIT. Rather, all of the assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary are treated as the assets, liabilities and items of income, deduction and credit of the REIT for purposes of the REIT income and asset tests described below.

      Taxable REIT Subsidiaries. A “taxable REIT subsidiary” is a corporation which, together with a REIT, owns an interest in such corporation, makes an election to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary may earn income that would be nonqualifying income if earned directly by a REIT and is generally subject to full corporate level tax. A REIT may own up to 100% of the stock of a taxable REIT subsidiary.

      Certain restrictions imposed on taxable REIT subsidiaries are intended to ensure that such entities will be subject to appropriate levels of federal income taxation. First, a taxable REIT subsidiary may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the taxable REIT subsidiary’s adjusted taxable income for that year (although the taxable REIT subsidiary may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if a taxable REIT subsidiary pays interest, rent or another amount to a REIT that exceeds the amount that would be paid to an unrelated party in an arm’s length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. We had made a taxable REIT subsidiary election with respect to our ownership interest in Retirement Centers Corporation (or RCC), which election was effective, for federal income tax purposes, as of March 30, 2002. During the time RCC was our taxable REIT subsidiary, we and RCC engaged in certain transactions pursuant to which RCC made interest and other payments to us. We believe that such transactions were entered into at arm’s length. However, no assurance can be given that any such payments would not result in the limitation on interest deductions or 100% excise tax provisions being applicable to us and RCC. We, together with RCC, revoked RCC’s election to be a taxable REIT subsidiary in January 2003. As a result, effective January 2003, RCC became a qualified REIT subsidiary.

      Income Tests. We must meet two annual gross income requirements to qualify as a REIT. First, each year we must derive at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including “rents from real property” and mortgage interest, or from specified temporary investments. Second, each year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from investments meeting the 75% test described above, or from dividends, interest and gain from the sale or disposition of stock or securities. For these purposes, the term “interest” generally does not include any interest of which the amount received depends on the income or profits of any person. An amount will generally not be excluded from the term “interest,” however, if such amount is based on a fixed percentage of gross receipts or sales.

      Any amount includable in our gross income with respect to a regular or residual interest in a REMIC is generally treated as interest on an obligation secured by a mortgage on real property for purposes of the 75% gross income test. If, however, less than 95% of the assets of a REMIC consist of real estate assets, we will be treated as receiving directly our proportionate share of the income of the REMIC, which would generally include non-qualifying income for purposes of the 75% gross income test. In addition, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the principal amount of the loan exceeds the fair market value of the real property on the date the mortgage loan was made by us, interest income on the loan will be apportioned between the real property and the other property, which apportionment would cause us to recognize income that is not qualifying income for purposes of the 75% gross income test.

      To the extent interest on a loan is based on the cash proceeds from the sale or value of property, such income would be treated as gain from the sale of the secured property, which generally should qualify for purposes of the 75% and 95% gross income tests.

      We inevitably may have some gross income from various sources that fails to constitute qualifying income for purposes of one or both of the gross income tests, such as qualified hedging income which would constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. However, we intend to maintain our REIT status by carefully monitoring any such potential nonqualifying income.

      If we fail to satisfy one or both of the 75% or 95% gross income tests for any year, we may still qualify as a REIT if we are entitled to relief under the Code. Generally, we may be entitled to relief if:

•	the failure to meet the gross income tests was due to reasonable cause and not due to willful neglect;

•	a schedule of the sources of our income is attached to our federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with the intent to evade tax.

      It is not possible to state whether in all circumstances we would be entitled to rely on these relief provisions. If these relief provisions do not apply to a particular set of circumstances, we would fail to qualify as a REIT. As discussed above in “— Taxation of Our Company as a REIT — General,” even if these relief provisions apply and we retain our status as a REIT, a tax would be imposed with respect to our income that does not meet the gross income tests. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodically monitoring our income.

      Asset Tests. At the close of each quarter of each calendar year, we also must satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real estate mortgages, real property, interests in other REITs and stock or debt instruments held for one year or less that are purchased with the proceeds of a stock offering or a long-term public debt offering. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset class. Third, not more than 20% of the value of our total assets may be represented by securities in one or more taxable REIT subsidiaries. Fourth, of the investments included in the 25% asset class and except for investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities that we hold may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer (except in the case of the 10% value test, certain “straight debt” securities). The 20% value test for securities in taxable REIT subsidiaries and the value test for securities of any one issuer only apply for taxable years beginning after December 31, 2000.

      We currently own 100% of RCC. RCC elected to be taxed as a REIT for its taxable year ended December 31, 2001 and jointly elected, together with us, to be treated as a taxable REIT subsidiary effective as of March 30, 2002. In January 2003, we, together with RCC, revoked RCC’s election to be treated as a taxable REIT subsidiary. As a result, effective January 2003, RCC became a qualified REIT subsidiary. We believe that RCC met all of the requirements for taxation as a REIT with respect to its taxable year ended December 31, 2001 and as a taxable REIT subsidiary commencing as of March 30, 2002 through January 2003; however, the sections of the Code that relate to qualification as a REIT are highly technical and complex and there are certain requirements that must be met in order for RCC to have qualified as a taxable REIT subsidiary effective March 30, 2002. Since RCC has been subject to taxation as a REIT or a taxable REIT subsidiary, as the case may be, at the close of each quarter of our taxable years beginning with our taxable year ended December 31, 2001, we believe that our ownership interest in RCC has not caused us to fail to satisfy the 10% value test. In addition, we believe that we have at all times prior to October 1, 2002 owned less than 10% of the voting securities of RCC. No assurance, however, can be given that RCC in fact qualified as a REIT for its taxable year ended December 31, 2001 or as a taxable REIT subsidiary as of March 30, 2002, that the nonvoting preferred stock of RCC owned by us would not be deemed to be “voting stock” for purposes of the asset tests or, as a result of any of the foregoing, that we have qualified or will continue to qualify as a REIT.

      Any regular or residual interests we hold in a REMIC are generally treated as a real estate asset for purposes of the asset tests described above. If, however, less than 95% of the assets of a REMIC consist of real estate assets, we will be treated as holding our proportionate share of the assets of the REMIC which generally would include assets not qualifying as real estate assets.

      After meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. In addition, if we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter.

      Although we plan to take steps to ensure that we satisfy the various asset tests for any quarter for which testing is to occur, there can be no assurance that such steps will always be successful. If we fail to timely cure any noncompliance with these asset tests, we would fail to qualify as a REIT.

      Foreclosure Property. REITs generally are subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income for purposes of the 75% gross income test), less deductible expenses directly connected with the production of such income. “Foreclosure property” is defined as any real property (including interests in real property) and any personal property incident to such real property:

•	that is acquired by a REIT as the result of such REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness owed to the REIT that such property secured;

•	for which the related loan was acquired by the REIT at a time when default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat such property as foreclosure property.

      We intend to make elections when available to treat property as foreclosure property to the extent necessary or advisable to maintain REIT qualification.

      Property acquired by us will not be eligible for the election to be treated as foreclosure property if the related loan was acquired by us at a time when default was imminent or anticipated. In addition, income received with respect to such ineligible property may not be qualifying income for purposes of the 75% or 95% gross income tests.

      Prohibited Transaction Income. Any gain realized by us on the sale of any asset other than foreclosure property, held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be prohibited transaction income and subject to a 100% penalty tax. Prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Whether an asset is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. While the regulations provide standards which, if met, would not cause a sale of an asset to result in prohibited transaction income, we may not be able to meet these standards in all circumstances.

      Hedging Transactions. We may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements, or similar financial instruments. To the extent that we enter into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income or gain from the disposition of hedging transactions should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

      Annual Distribution Requirements. To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of (a) 90% of our “REIT taxable income” and (b) 90% of our after-tax net income, if any, from foreclosure property, minus (c) the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.” In general, “REIT taxable income” means taxable ordinary income without regard to the dividends paid deduction.

      We are generally required to distribute income in the taxable year in which it is earned, or in the following taxable year. If dividend distributions are declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, such distributions are treated as paid by us and received by our stockholders on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return and paid on or before our first regular dividend payment following such declaration, provided such payment is made during the 12-month period following the close of such taxable year. Such distributions are taxable to holders of capital stock in the year in which paid, even though they related to our prior year for purposes of our 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our “REIT taxable income,” we will be subject to tax at regular corporate tax rates.

      From time to time, we may not have sufficient cash or other liquid assets to meet the above distribution requirement due to timing differences between the actual receipt of cash and payment of expenses and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the REIT distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable stock dividends.

      Under certain circumstances, we may be able to rectify a failure to meet a distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency dividends. In addition, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute each year at least the sum of 85% of our ordinary income for the year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods.

      Recordkeeping Requirements. We are required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist in determining the actual ownership of our outstanding stock and maintaining our qualification as a REIT.

      Excess Inclusion Income. If we are deemed to have issued debt obligations having two or more maturities, the payments on which correspond to payments on mortgage loans owned by us, such arrangement will be treated as a “taxable mortgage pool” for federal income tax purposes. If all or a portion of our Company is considered a taxable mortgage pool, our status as a REIT generally should not be impaired; however, a portion of our taxable income may be characterized as “excess inclusion income” and allocated to our stockholders. In addition, if we hold residual interests in real estate mortgage conduits, a portion of our taxable income may be characterized as “excess inclusion income” and allocated to our stockholders. Any excess inclusion income:

•	could not be offset by unrelated net operating losses of a stockholder;

•	would be subject to tax as “unrelated business taxable income” to a tax-exempt stockholder;

•	would be subject to the application of federal income tax withholding (without reduction pursuant to any otherwise applicable income tax treaty) with respect to amounts allocable to Non-U.S. stockholders; and

•	would be taxable (at the highest corporate tax rate) to us, rather than our stockholders, to the extent allocable to our stock held by disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations).

      Failure to Qualify. If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions of the Code described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, and possibly increased state and local taxes, on our taxable income at regular corporate rates. Such taxation would reduce the cash available for distribution by us to our stockholders. Distributions to our stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. Additionally, if we fail to qualify as a REIT, distributions to our stockholders will be subject to tax to the extent of our current and accumulated earnings and profits and, in the case of stockholders who are individual U.S. stockholders, at preferential rates pursuant to the 2003 Act and, subject to certain limitations of the Code, corporate stockholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

Taxation of Taxable U.S. Stockholders

      When using the term “U.S. stockholders,” we mean a beneficial owner of shares of our common stock who is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless regulations provide otherwise;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

      If a partnership holds shares of our capital stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our capital stock, you should consult with your own tax advisor regarding the consequences of the ownership and disposition of shares of our capital stock.

      Distributions. Distributions out of our current or accumulated earnings and profits, other than capital gain dividends, will be taxable to U.S. stockholders as ordinary income. For this purpose, our earnings and profits will be allocated first to our outstanding preferred stock and then to our outstanding common stock. Provided we qualify as a REIT, dividends paid by us will not be eligible for the dividends received deduction generally available to U.S. stockholders that are corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. stockholders who receive dividends from taxable C corporations pursuant to the 2003 Act. An exception applies, however, and individual U.S. stockholders are taxed at such rates on dividends designated by and received from REITs, to the extent that the dividends are attributable to (i) “REIT taxable income” that the REIT previously retained in the prior year, and on which it was subject to corporate level tax, (ii) dividends received by the REIT from taxable domestic C corporations, and certain foreign corporations or (iii) income from sales of appreciated property acquired from C corporations in carryover basis transactions that has been subject to tax.

      To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated as a tax-free return of capital to each U.S. stockholder, and will reduce the adjusted tax basis which each U.S. stockholder has in its shares of our capital stock by the amount of the distribution, but not below zero. Return of capital distributions in excess of a U.S. stockholder’s adjusted tax basis in our capital stock will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends declared in October, November or December of any year and paid to a stockholder of record on a specified date in any of those months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided that the dividend is actually paid in January of the following year. Stockholders may not include on their own income tax returns any of our net operating losses or capital losses.

      Distributions designated as net capital gain dividends will be taxable to U.S. stockholders as long-term capital gains to the extent they do not exceed our actual net capital gains for the taxable year, without regard to the period for which the U.S. stockholder has held its stock. Long-term capital gains are generally taxable at maximum federal tax rates of 15% (through 2008) in the case of U.S. stockholders who are individuals and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for individual U.S. stockholders who are individuals, to the extent of previously claimed depreciation deductions. U.S. stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

      We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If this election is made, we would pay tax on such retained capital gains. In such a case, U.S. stockholders would generally:

•	include their proportionate share of the undistributed net capital gains in their taxable income;

•	receive a credit for their proportionate share of the tax paid by us with respect to such retained capital gains; and

•	increase the adjusted basis of their stock by the difference between the amount of their capital gain and their share of the tax paid by us.

      Passive Activity Losses and Investment Interest Limitations. Distributions made by us and gain arising from the sale or exchange by a U.S. stockholder of common stock will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any “passive losses” against income or gain relating to our capital stock. Distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

      Dispositions of Stock. If you are a U.S. stockholder and you sell or dispose of your shares of our capital stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of our capital stock. In general, capital gains recognized by individuals and other non-corporate U.S. stockholders upon the sale or disposition of shares of our common stock will, pursuant to the 2003 Act, be subject to a maximum federal income tax rate of 15% for taxable years through 2008, if the shares are held for more than 12 months, and will be taxed at ordinary income rates (of up to 35% through 2010) if the shares are held for 12 months or less. Gains recognized by U.S. stockholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a U.S. stockholder upon the disposition of our common stock if held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our common stock by a U.S. stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that are required to be treated by the U.S. stockholder as long-term capital gain.

      If a U.S. stockholder recognizes a loss upon a subsequent disposition of shares of our common stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these regulations are directed towards “tax shelters,” they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. In addition, legislative proposals have been introduced in Congress, that, if enacted, would impose significant penalties for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of shares of our common stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

      Backup Withholding. We will report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. stockholders who fail to certify their non-foreign status.

Taxation of Tax-Exempt Stockholders

      The IRS has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt U.S. stockholder has not held its shares of capital stock as “debt financed property” within the meaning of the Code, the shares are not otherwise used in an unrelated trade or business and the REIT has not incurred any “excess inclusion income,” as described above, dividend income on such shares and income from the sale of such shares should not be unrelated business taxable income to a tax-exempt U.S. stockholder. Generally, debt financed property is property the acquisition or holding of which was financed through a borrowing by the tax-exempt U.S. stockholder.

      For tax-exempt U.S. stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to claim properly a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

      Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to any pension trust which:

•	is described in Section 401(a) of the Code;

•	is tax-exempt under Section 501(a) of the Code; and

•	holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts.”

      Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts.”

      A REIT is a “pension-held REIT” if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by a qualified trust is treated, for purposes of the 5/50 Rule, as owned by the beneficiaries of the trust, rather than by the trust itself; and

•	either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

      The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

•	the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

•	the total gross income (less direct expenses related thereto) of the REIT.

      If, for any year, this percentage is less than 5%, no portion of REIT dividends will be subject to tax as unrelated business income as a result of the REIT being classified as a “pension-held REIT.” As a result of the limitations on the transfer and ownership of stock contained in our articles of incorporation, we do not expect to be classified as a “pension-held REIT.”

Taxation of Non-U.S. Stockholders

      The rules governing federal income taxation of non-resident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (or Non-U.S. stockholders) are complex and no attempt will be made herein to provide more than a summary of such rules.

      Prospective Non-U.S. stockholders should consult their tax advisors to determine the impact of foreign, federal, state and local income tax laws with regard to the acquisition and holding of shares of our capital stock and of our electing to be taxed as a REIT, including any reporting requirements.

      Distributions to Non-U.S. stockholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our capital stock is treated as effectively connected with the Non-U.S. stockholder’s conduct of a U.S. trade or business, the Non-U.S. stockholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. stockholder that is a corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to a Non-U.S. stockholder unless (a) a lower treaty rate applies and any required form, such as IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the Non-U.S. stockholder with us or (b) the Non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

      Any portion of the dividends paid to Non-U.S. stockholders that is treated as excess inclusion income from a REMIC will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In addition, if Treasury regulations are issued allocating our excess inclusion income from taxable mortgage pools among our stockholders, some percentage of our dividends would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of Non-U.S. stockholders.

      Distributions by us in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s common stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a

Non-U.S. stockholder’s common stock, such distributions will give rise to tax liability if the Non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of our current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We also may be required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% may be subject to withholding at a rate of 10%.

      For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of a U.S. real property interest, which includes certain interests in real property, but generally does not include mortgage loans, will be taxed to a Non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (or FIRPTA). We hold both assets that constitute U.S. real property interests and assets that do not. To the extent our assets do not constitute U.S. real property interests, distributions by us from the sales of such assets should not be subject to tax under the FIRPTA rules. Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. stockholder as if such gain were effectively connected with a U.S. trade or business of such stockholder. Non-U.S. stockholders thus would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a Non-U.S. stockholder that is a corporation. We are required to withhold 35% of any distribution that could be designated by us as a capital gains dividend, even if such distributions are not from the sale by us of U.S. real property interests, and, therefore, not subject to tax under FIRPTA. The amount withheld is creditable against the Non-U.S. stockholder’s FIRPTA tax liability and, to the extent it exceeds such Non-U.S. stockholder’s tax liability, will be refundable.

      Gain recognized by a Non-U.S. stockholder upon a sale of capital stock generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Although we currently believe that we are a “domestically controlled REIT,” because our capital stock is publicly traded, no assurance can be given that we will remain a “domestically controlled REIT.” Even if we do not qualify as a “domestically controlled REIT,” an alternative exemption to tax under FIRPTA might be available if either (a) we are not (and have not been for the five year period prior to the sale) a U.S. real property holding corporation (as defined in the Code and applicable Treasury Regulations to generally include a corporation, 50% or more of the assets of which consist of U.S. real property interests) or (b) the selling Non-U.S. stockholder owns, actually or constructively, 5% or less of our stock throughout a specified testing period and our shares are regularly traded (as defined in applicable Treasury Regulations) on an established securities market.

      Gain not subject to FIRPTA will be taxable to a Non-U.S. stockholder if (a) the Non-U.S. stockholder’s investment in the stock is effectively connected with a U.S. trade or business, in which case the Non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain or (b) the Non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains. If the gain on the sale of the common stock were to be subject to taxation under FIRPTA, the Non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

State, Local and Foreign Taxation

      We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state, local and foreign tax laws on the holding of our capital stock.

Possible Legislative or Other Actions Affecting REITs

      The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our stockholders. It cannot be predicted whether, when, in what forms or with what effective dates, the tax law applicable to us or our stockholders will be changed.

PLAN OF DISTRIBUTION

      We may sell the securities offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers or we may sell these securities to investors directly or through agents. Each prospectus supplement, to the extent applicable, will describe the number and terms of the securities to which such prospectus supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we will receive from such sale. Any underwriter or agent involved in the offer and sale of our securities will be named in the applicable prospectus supplement. Underwriters and agents in any distribution contemplated hereby, including but not limited to “at the market” equity offerings, may from time to time include Cantor Fitzgerald & Co. and/or UBS Securities LLC. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

      Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell any of these securities on the terms and conditions described in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell these securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

      Securities may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (e) sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of these securities which is not expected to exceed that customary in the types of transactions involved.

      Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of these securities may be deemed to be underwriters and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

      Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of these securities will be subject to certain conditions precedent.

      In connection with the offering of the securities described in this prospectus and any applicable prospectus supplement, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the securities being offered. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

      The underwriters in an offering of these securities may also create a “short position” for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing the securities in the open market following completion of the offering or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that is distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any applicable prospectus supplement may result in the maintenance of the price of our securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in any applicable prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

      Our common stock and 8.50% Series A Cumulative Redeemable preferred stock are listed on the NYSE under the symbols “MFA” and “MFA PrA”, respectively. Any underwriters or agents to or through which our securities are sold by us may make a market in our common stock or preferred stock, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any of our securities, including our common stock.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business. Underwriters have from time to time in the past provided, and may from time to time in the future provide, investment banking services to us for which they have in the past received, and may in the future receive, customary fees.

EXPERTS

      Our consolidated financial statements appearing in our annual report on Form 10-K for the year ended December 31, 2003 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      Our consolidated financial statements as of December 31, 2002 and for the years ended December 31, 2002 and 2001 incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers

LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

      The validity of the securities offered by this prospectus is being passed upon for us by Clifford Chance US LLP, New York, New York. The opinion of counsel as described under “Material Federal Income Tax Considerations” is being rendered by Clifford Chance US LLP, which opinion is subject to various assumptions and is based on current tax law. Alan L. Gosule, a partner at Clifford Chance US LLP, is a member of our board of directors and owns 2,586 shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the materials we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public on the internet from the SEC’s website at www.sec.gov. This site contains reports, proxy statements and other information regarding issuers that file documents electronically with the SEC. Our common stock is listed on the NYSE under the symbol “MFA” and all reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE’s offices at 20 Broad Street, New York, New York 10005.

      We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not include all of the information contained in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, and the exhibits, financial statements and schedules thereto, for further information. This prospectus is qualified in its entirety by such other information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with them, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated in this prospectus.

      We filed the following documents with the SEC (File No. 1-13991) under the Exchange Act and incorporate them by reference into this prospectus:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2003;

•	Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2004;

•	Our current reports on Form 8-K filed with the SEC on February 12, 2004 and April 23, 2004;

•	Our definitive Proxy Statement filed with the SEC on April 21, 2004;

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on March 26, 1998, including all amendments and reports filed for the purpose of updating such description; and

•	The description of our 8.50% Series A Cumulative Redeemable preferred stock contained in our registration statement on Form 8-A filed with the SEC on April 23, 2004.

      Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing those documents.

      Any statement contained in this prospectus or in any document incorporated, or deemed to be incorporated, by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the related registration statement. Nothing in this prospectus shall be deemed to incorporate information furnished by us but not filed with the SEC pursuant to Items 9 or 12 of Form 8-K or Items 2.02 or 7.01 of the revised Form 8-K.

      You can obtain any of our filings incorporate by reference into this prospectus from us or from the SEC on the SEC’s website at the address listed above. We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of these filings or portions of these filings by writing or telephoning:

Mr. Timothy W. Korth

General Counsel, Senior Vice President — Business Development
and Secretary
MFA Mortgage Investments, Inc.
350 Park Avenue, 21st Floor
New York, New York 10022
(212) 207-6400